Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

dated as of

January 7, 2025

by and among

PAYCOR HCM, INC.,

PAYCHEX, INC.

and

SKYLINE MERGER SUB, INC.

i

Exhibit A	Certificate of Incorporation of Surviving Corporation
Exhibit B	Form of Written Consent

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of January 7, 2025, by and among Paycor HCM, Inc., a Delaware corporation (the “Company”), Paychex, Inc., a Delaware corporation (“Parent”), and Skyline Merger Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”). The Company, Parent and Merger Sub are referred to herein as the “Parties” and each, a “Party.”

W I T N E S S E T H :

WHEREAS, the respective Boards of Directors of the Company and Merger Sub have unanimously approved the execution of this Agreement and the transactions contemplated hereby and declared it advisable that the respective stockholders of the Company and Merger Sub approve and adopt this Agreement pursuant to which, among other things, Parent would acquire the Company by means of a merger of Merger Sub with and into the Company, with the Company surviving the merger, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Board of Directors of Parent has approved the execution of this Agreement and the transactions contemplated hereby;

WHEREAS, Paychex Holdings, LLC, as the sole stockholder of Merger Sub and direct Subsidiary of Parent, has duly executed and delivered to Merger Sub pursuant to Section 228 of Delaware Law a written consent approving and adopting this Agreement and the transactions contemplated hereby (the “Parent Consent”), which Parent Consent will by its terms be effective immediately following the execution of this Agreement by Merger Sub; and

WHEREAS, prior to or concurrently with the execution and delivery of this Agreement, and as inducement and condition to Parent’s willingness to enter into this Agreement, the Company has entered into, or has caused one of its Subsidiaries (as defined in this Agreement) to enter into, agreements with certain employees of the Company relating to their employment or other service with, and covenants for the benefit of, the Company or such Subsidiary following the Closing (as defined in this Agreement).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the Parties hereto agree as follows:

Article 1
Definitions

Section 1.01. Definitions. (a) As used herein, the following terms have the following meanings:

“1933 Act” means the Securities Act of 1933.

“1934 Act” means the Securities Exchange Act of 1934.

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any Third Party indication of interest in, (a) any acquisition or purchase, direct or indirect, of 15% or more of the consolidated assets of the Company and its Subsidiaries or 15% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company, (b) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party’s beneficially owning 15% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company, (c) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company, or (d) any combination of the foregoing.

“Affiliate” means, with respect to any Person, any other Person who, as of the relevant time for which the determination of affiliation is being made, directly or indirectly controls, is controlled by or is under common control with such Person; provided that neither the Majority Stockholder nor any of its Affiliates shall be deemed Affiliates of the Company or any of its Subsidiaries (or vice versa).

“Applicable Data Protection Requirements” means all (a) Applicable Laws relating to data privacy, data protection, cybersecurity or the processing of Personal Information, including, to the extent applicable, the California Consumer Privacy Act of 2018, the EU 2016/679 General Data Protection Regulation and the UK Data Protection Act of 2018, and (b) public-facing policies and procedures, binding industry standards, and restrictions and requirements contained in any Contract to which the Company or any of its Subsidiaries is bound, in each case, under this clause (b), relating to data privacy, data protection, cybersecurity or the processing of Personal Information.

“Applicable Law” means, with respect to any Person, any federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“Code” means the Internal Revenue Code of 1986.

“Company Award” means a Company Stock Option, Company RSU, Company PSU or Company Restricted Stock Award.

“Company Award Conversion Ratio” means the quotient obtained by dividing (a) the Merger Consideration by (b) the average volume weighted average price per ordinary share of Parent Stock for the 30 consecutive trading day period ending on the last trading day preceding the Effective Time.

“Company Balance Sheet” means the unaudited condensed consolidated balance sheet of the Company as of the Company Balance Sheet Date and the footnotes thereto set forth in the Company’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2024.

“Company Balance Sheet Date” means September 30, 2024.

“Company Director RSU” means a Company RSU which, as of immediately prior to the Effective Time, is held by a non-employee member of the Company Board of Directors.

“Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Sub.

“Company ESPP” means the Company’s 2021 Employee Stock Purchase Plan, as amended from time to time.

“Company Executive Change in Control Severance Plan” means the Company’s Executive Change in Control Severance Plan, as amended from time to time.

“Company Material Adverse Effect” means any event, change, development, circumstance, condition or effect that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on the condition (financial or otherwise), business, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole, excluding any event, change, development, circumstance, condition or effect to the extent directly or indirectly resulting from (a) changes after the date hereof in GAAP or in the interpretation thereof or in accounting requirements applicable to the industries in which the Company and its Subsidiaries operate, (b) changes in the financial, securities, currency, international trade, capital, debt or credit markets, in interest, currency or exchange rates, or in general economic, political or regulatory conditions globally or in any jurisdiction in which the Company and its Subsidiaries operate, including any Governmental Authority shutdown, (c) changes (including changes of Applicable Law after the date hereof or the enforcement thereof) or developments generally affecting the industries in which the Company and its Subsidiaries operate or in the jurisdiction or geographical area in which the Company or any of its Subsidiaries conducts business, (d) acts of God, disasters (including hurricanes, tornadoes, floods, fires, explosions, earthquakes and weather-related events), terrorism, armed hostilities, sabotage, war, curfews, riots, demonstrations, public disorders, cyberattack, cyberterrorism or military actions, including any escalation or worsening thereof, (e) any epidemic, pandemic or disease outbreak, or any quarantine restrictions required by any Governmental Authority in response to the foregoing, including any escalation or worsening thereof, (f) any failure to meet any internal projections, forecasts or predictions in respect of financial performance (it being understood that any underlying facts giving rise or contributing to such failure that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect), (g) any action taken (or omitted to be taken) by the Company or any of its Subsidiaries at the written request of Parent or Merger Sub, or any action taken by the Company or any of its Subsidiaries that is expressly required by this Agreement, (h) any change in the price or trading volume of the Company Stock on NASDAQ or any other market in which such securities are quoted for purchase and sale (it being understood that any underlying facts giving rise or contributing to such failure that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect), (i) any anti-dumping actions, international tariffs, sanctions, trade policies or disputes or any “trade war” affecting the industries in which the Company and its Subsidiaries operate or (j) any breach by Parent or Merger Sub of this Agreement, except, in the case of the foregoing clauses (a), (b), (c), (d), (e) and (i), to the extent any such event, change, development, circumstance, condition or effect has a disproportionate and adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect such event, change, development, circumstance, condition or effect has on other participants in the industry or industries in which the Company and its Subsidiaries operate (in which case only the incremental adverse effect or effects may be taken into account in determining whether there has been a Company Material Adverse Effect).

“Company PSU” means each restricted stock unit with respect to shares of Company Stock granted and outstanding under the Company 2021 Plan, to the extent subject to vesting conditions based in whole or in part on performance goals.

“Company Restricted Stock Award” means each award of restricted shares of Company Stock granted and outstanding under the Company 2021 Plan, to the extent subject to service-based vesting conditions.

“Company RSU” means each restricted stock unit with respect to shares of Company Stock granted and outstanding under the Company 2021 Plan, to the extent subject to service-based vesting conditions.

“Company Serbia Phantom Award” means each outstanding award of Company Stock equivalents granted to Company employees located in Serbia.

“Company Stock” means the common stock, $0.001 par value, of the Company.

“Company Stock Option” means each option to purchase shares of Company Stock granted and outstanding under the Company 2021 Plan.

“Company 10-K” means the Company’s annual report on Form 10-K for the fiscal year ended June 30, 2024.

“Company 2019 Plan” means the 2019 Paycor Equity Incentive Plan, as amended from time to time.

“Company 2021 Plan” means the Paycor HCM, Inc. 2021 Omnibus Incentive Plan, as amended from time to time.

“Confidentiality Agreement” means the amended and restated mutual confidentiality agreement, dated as of October 21, 2024, between Parent and the Company.

“Contract” means any written or oral agreement, contract, subcontract, lease, understanding, arrangement, settlement, instrument, note, bond, indenture, option, warranty, purchase order, license, sublicense, insurance policy or benefit plan, in each case, which is legally binding.

“Credit Agreement” means that certain Credit Agreement, dated as of June 11, 2021, by and among Pride Guarantor, Inc., the Company, the lenders party thereto and PNC Bank, National Association, as administrative agent and collateral agent, as amended from time to time.

“Debt Financing Sources” shall mean the agents, arrangers, lenders and other entities that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Debt Financing in connection with the transactions contemplated hereby, including the parties to any joinder agreements, indentures or credit agreements entered into in connection therewith, together with their respective affiliates and their and their respective affiliates’ officers, directors, employees, controlling persons, agents and representatives and their respective successors and assigns.

“Delaware Law” means the General Corporation Law of the State of Delaware.

“Employee Plan” means any “employee benefit plan,” as defined in Section 3(3) of ERISA, each employment, individual consulting, severance, change in control, retention, transaction bonus or similar contract, practice, plan, agreement, arrangement or policy and each other contract, practice, plan, agreement, arrangement or policy (written or oral) providing for compensation, bonuses, profit-sharing, profits interest, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, retirement, post-retirement, life, sick leave or disability insurance (including any self-insured arrangements), health or medical benefits (including medical, dental, vision, prescription or fringe benefits), perquisite, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, relocation, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) which is maintained, administered or contributed to by the Company or any of its Subsidiaries and covers any employee or former employee of the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any liability, in each case whether or not written, other than (a) any contract, practice, plan, agreement, arrangement or policy maintained or sponsored by any Governmental Authority or mandated by Applicable Law, or (b) any plan that the Company or any Subsidiaries may maintain or administer on behalf of any customer in the ordinary course of business. For the avoidance of doubt, the Company 2019 Plan shall not constitute an Employee Plan.

“Environmental Laws” means any Applicable Laws in effect on or prior to the Closing Date, relating to human health and safety (to the extent relating to exposure to Hazardous Substance), the protection of the environment or to the treatment, storage, disposal, transport, handling, emissions, discharges or releases of Hazardous Substances.

“Environmental Permits” means all permits, licenses, certificates, approvals and other similar authorizations of Governmental Authorities required by Environmental Laws for the operation of the business of the Company or any of its Subsidiaries as currently conducted.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof.

“Hazardous Substance” means any pollutant, contaminant or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, in each case, that is regulated under any Environmental Law because of its dangerous or deleterious properties or characteristics.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Intellectual Property Rights” means any and all intellectual property and similar proprietary rights in any jurisdiction throughout the world, including all (a) trademarks, service marks, brand names, certification marks, trade dress, domain names and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application, (b) inventions and discoveries, whether patentable or not, in any jurisdiction, patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction, (c) Trade Secrets, (d) all copyright rights and other proprietary rights in original works of authorship, whether registered or not, and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof, (e) rights in Software and (f) rights to sue or recover and retain damages and costs and attorneys’ fees for past, present and future infringement, misappropriation or other violation of any of the foregoing.

“IT Assets” means any and all computers, Software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, and all associated documentation owned by the Company or its Subsidiaries or licensed or leased by the Company or its Subsidiaries pursuant to written agreement.

“knowledge of the Company” means the actual knowledge, following due inquiry, of the individuals listed on Section 1.01(a)(i) of the Company Disclosure Schedule.

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative, regulatory or appellate proceeding), hearing, claim, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before any court or other Governmental Authority or any arbitrator or arbitration panel, in law or in equity.

“Licensed Intellectual Property Rights” means any and all means any and all Intellectual Property Rights owned by a third party and licensed or sublicensed (or purported to be licensed or sublicensed) to the Company or any of its Subsidiaries or for which the Company or any of its Subsidiaries has obtained a covenant not to be sued.

“Lien” means, with respect to any property or asset, any mortgage, lien, license, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Majority Stockholder” means Pride Aggregator, LP, a Delaware limited partnership.

“Money Transmission Laws” means U.S. state laws regulating and requiring licensing for engaging in the business of receiving money for transmission (including the payment of bills), the sale or issuance of stored value or payment instruments, check cashing and other similar activities.

“NASDAQ” means The NASDAQ Stock Market LLC (Nasdaq Global Select Market).

“Option Exercise Price” means the exercise price per share of Company Stock underlying a Company Stock Option.

“Owned Intellectual Property Rights” means any and all Intellectual Property Rights owned or purported to be owned by the Company or any of its Subsidiaries.

“Parent Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by Parent to the Company.

“Parent Material Adverse Effect” means any event, change, circumstance, effect, occurrence, condition, state of facts or development that would reasonably be expected to prevent, impair or materially delay the ability of Parent or Merger Sub to perform its obligations hereunder or prevent, impair or materially delay the consummation of the Merger or the other transactions contemplated hereby.

“Parent Stock” means the common stock, par value $0.01, of the Parent.

“Permit” means any approvals, authorizations, consents, licenses, permits or registrations issued or granted by, obtained from or made with or to a Governmental Authority.

“Permitted Liens” means any of the following: (a) Liens for Taxes, assessments and governmental charges or levies either not yet due and payable or that are being contested in good faith and by appropriate proceedings and for which appropriate reserves have been established to the extent required by GAAP; (b) mechanics, carriers’, workmen’s, warehousemen’s, repairmen’s, materialmen’s or other similar Liens or security interests that attach as a matter of law that are not yet due and payable or that are being contested in good faith and by appropriate proceedings and for which appropriate reserves have been established to the extent required by GAAP; (c) leases, and subleases (other than capital leases, finance leases and leases underlying sale and leaseback transactions); (d) Liens imposed by Applicable Law (other than any Tax law); (e) pledges or deposits to secure obligations pursuant to workers’ compensation laws or similar legislation or to secure public or statutory obligations; (f) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case arising or incurred in the ordinary course of business; (g) defects, imperfections or irregularities in title, easements, covenants and rights of way (unrecorded and of record) and other similar liens (or other encumbrances of any such type), and zoning, building and other similar codes or restrictions, in each case that do not adversely affect in any material respect the current use, occupancy or value of the applicable real property owned, leased, used or held for use by the Company or any of its Subsidiaries; (h) matters that would be disclosed by an accurate survey or inspection of the applicable real property owned, leased or held for use by the Company or any of its Subsidiaries that do not, individually or in the aggregate, adversely affect (or interfere with) in any material respect the current use, occupancy or value of such real property or the ordinary conduct of the business of the Company or any of its Subsidiaries; (i) Liens the existence of which are disclosed or reflected on the consolidated financial statements of the Company included in the Company SEC Documents filed as of the date of this Agreement; (j) non-exclusive licenses under the Owned Intellectual Property Rights granted by the Company or its Subsidiaries in the ordinary course of business; or (k) statutory, common law or contractual Liens (or other encumbrances of any type) of landlords or Liens against the interests of the landlord or owner of any Lease unless caused by the Company or any of its Subsidiaries.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Personal Information” means “personal information”, “personally identifiable information”, “personal data”, and any terms of similar import, in each case as defined under Applicable Laws relating to data privacy, data protection, cybersecurity or the processing of such information or data.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“Service Provider” means any director, officer, employee, individual independent contractor or consultant of the Company or any of its Subsidiaries.

“Software” means any and all (a) computer programs, systems, applications and code, including any software implementations of algorithms, models and methodologies (including, in each case, those for artificial intelligence systems) and any source code, object code, development and design tools applets, compilers and assemblers, (b) databases and compilations, including any and all libraries, data and collections of data whether machine readable, on paper or otherwise, (c) descriptions, flow chart and other work product used to design, plan, organize and develop any of the foregoing, (d) technology supporting, and the contents and audiovisual displays of, any internet sites and (e) documentation, other works of authorship and media, including source code annotations, user manuals and training materials relating to or embodying any of the foregoing or on which any of the foregoing is recorded.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than Parent or any of its Affiliates.

“Trade Secrets” means trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any Person.

“Willful and Material Breach” means a breach that is a consequence of an act or omission undertaken by the breaching party with the actual knowledge that the taking of, or failure to take, such act would cause or constitute a material breach of this Agreement.

(b)       Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Adverse Recommendation Change	6.02
Alternative Acquisition Agreement	6.02
Agreement	Preamble
Certificates	2.03
Closing	2.01(b)
Closing Date	2.01(b)
Company Board Recommendation	4.02(b)
Company Employees	7.03(a)
Company Insurance Policies	4.22
Company Related Party	11.15
Company SEC Documents	4.07(a)

Term	Section
Company Securities	4.05
Company Stockholder Approval	4.02
Company Subsidiary Securities	4.06
Continuation Period	7.03(a)
Data Breach	4.16
Debt Financing	6.05(a)
Effective Time	2.01
Electronic Delivery	11.10
e-mail	11.01
End Date	10.01(b)(i)
Exchange Agent	2.03
Excluded Benefits	7.03(a)
FY25 Annual Bonus	7.03(b)(i)
Indemnified Person	7.02(a)
Information Statement	4.09
Labor Agreement	4.21(a)(iii)
Lease	4.14(b)
Material Contract	4.21
Merger	2.01(a)
Merger Consideration	2.02
Merger Sub	Preamble
Money Transmission Law Approvals	8.02(b)
Net Settlement	6.01(b)
Parent	Preamble
Parent Plans	7.03(d)
Payoff Letters	6.05(a)
Payoff Indebtedness	6.05(a)
Preferred Stock	4.05
Qualifying Termination	7.03(b)(i)
Representatives	6.02
Surviving Corporation	2.01(a)
Tail Insurance Policies	7.02(d)
Takeover Law	4.23
Tax	4.17
Tax Return	4.17
Tax Sharing Agreement	4.17
Taxing Authority	4.17
Uncertificated Shares	2.03
Written Consent	6.03
Written Consent Delivery Time	6.03

Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. The word “or” shall not be deemed to be exclusive. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other thing extends, and such word or phrase shall not simply mean “if”. The phrase “ordinary course of business” means “the ordinary course of business, consistent with past practice”. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. Except in the case of the Company Disclosure Schedule and Parent Disclosure Schedule, references to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any schedules hereto, all material amendments, modifications or supplements must also be listed in the appropriate schedule. References to any Person include the successors and permitted assigns of that Person. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any Applicable Law. References to “$” or “Dollars” are references to U.S. dollars. Documents or other information or materials will be deemed to have been “made available” by the Company if such documents, information or materials have been (i) posted to a virtual data room titled “Project Ghost” managed by the Company at https://www.intralinks.com or (ii) delivered or provided to Parent or its Affiliates or its or their respective Representatives, in each case, one (1) day prior to the execution and delivery of this Agreement.

Article 2
The Merger

Section 2.01. The Merger. (a) At the Effective Time, Merger Sub shall be merged (the “Merger”) with and into the Company in accordance with Delaware Law, whereupon the separate existence of Merger Sub shall cease, and the Company shall be the surviving corporation (the “Surviving Corporation”).

(b)       Subject to the provisions of Article 9, the closing of the Merger (the “Closing”) shall take place in New York City at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York, 10017 or via the electronic exchange of documents and signature pages, as soon as possible, but in any event no later than three Business Days after the date the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the Party or Parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as Parent and the Company may mutually agree; provided, that, unless waived by Parent, the Closing shall not occur before April 15, 2025. The date on which the Closing occurs is referred to as the “Closing Date”.

(c)       At the Closing, the Company and Merger Sub shall file a certificate of merger with the Delaware Secretary of State and make all other filings or recordings required by Delaware Law in connection with the Merger. The Merger shall become effective at such time (the “Effective Time”) as the certificate of merger is duly filed with the Delaware Secretary of State (or at such later time as may be specified in the certificate of merger).

(d)       From and after the Effective Time, the Surviving Corporation shall possess all of the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Sub, all as provided under Delaware Law.

Section 2.02. Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any shares of Company Stock or any shares of capital stock of Parent or Merger Sub:

(a)       Except as otherwise provided in Section 2.02(b), Section 2.02(c), Section 2.04 or Section 2.05, each share of Company Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive $22.50 in cash, without interest and subject to any applicable withholding pursuant to Section 2.07 (such per share amount, the “Merger Consideration”). As of the Effective Time, all such shares of Company Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Merger Consideration to be paid in accordance with Section 2.03, without interest.

(b)       Each share of Company Stock held by the Company as treasury stock or owned by Parent or Merger Sub immediately prior to the Effective Time (other than shares of Company Stock held by any such Person in a trustee, custodian or nominee capacity for the account of clients or customers of such Persons) shall be canceled, and no payment shall be made with respect thereto.

(c)       Each share of Company Stock held by any Subsidiary of either the Company or Parent (other than Merger Sub) immediately prior to the Effective Time (other than shares of Company Stock held by any such Person in a trustee, custodian or nominee capacity for the account of clients or customers of such Persons) shall be converted into such number of shares of stock of the Surviving Corporation such that each such Subsidiary owns the same percentage of the outstanding capital stock in the Surviving Corporation immediately following the Effective Time as such Subsidiary owned in the Company immediately prior to the Effective Time, subject to any applicable withholding pursuant to Section 2.07.

(d)       Each share of common stock of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and, except as provided in Section 2.02(c), shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

Section 2.03. Surrender and Payment. (a) Prior to the Effective Time, Parent shall appoint an agent reasonably acceptable to the Company (the “Exchange Agent”) for the purpose of exchanging for the Merger Consideration (i) certificates representing shares of Company Stock (the “Certificates”) or (ii) uncertificated shares of Company Stock (the “Uncertificated Shares”). Prior to or substantially concurrently with the Effective Time, Parent shall make available to the Exchange Agent, as needed, the Merger Consideration to be paid in respect of the Certificates and the Uncertificated Shares. Promptly after the Effective Time (and in any event within three (3) Business Days), Parent shall send, or shall cause the Exchange Agent to send, to each holder of shares of Company Stock at the Effective Time a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent) for use in such exchange. Notwithstanding the foregoing, Parent may elect to directly discharge the payment and exchange duties set forth in this Section 2.03 with respect to some or all of the Certificates and Uncertificated Shares, other than those held through the facilities of The Depository Trust Company.

(b)       Each holder of shares of Company Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive, upon (i) surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal in customary form reasonably acceptable to Parent, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration in respect of the Company Stock represented by a Certificate or Uncertificated Share. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive such Merger Consideration.

(c)       If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d)       After the Effective Time, there shall be no further registration of transfers of shares of Company Stock. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation or the Exchange Agent, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article 2.

(e)       Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.03(a) that remains unclaimed by the holders of shares of Company Stock six months after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged shares of Company Stock for the Merger Consideration in accordance with this Section 2.03 prior to that time shall thereafter look only to Parent for payment of the Merger Consideration. Notwithstanding the foregoing, none of Parent, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any holder of shares of Company Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar Applicable Laws. If any Certificate or Uncertificated Share shall not have been surrendered immediately prior to the date on which any cash in respect of such Certificate or Uncertificated Share would otherwise escheat to or become the property of any Governmental Authority, any such cash in respect of such Certificates or Uncertificated Shares shall, to the extent permitted by Applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

Section 2.04. Company Awards.

(a)       Company Stock Options. At or immediately prior to the Effective Time, each Company Stock Option, whether or not exercisable or vested, shall be canceled, and the Company shall pay each such holder at or promptly after the Effective Time for each such Company Stock Option surrendered an amount in cash equal to (i) the excess, if any, of the Merger Consideration over the applicable exercise price of such option, multiplied by (ii) the number of shares of Company Stock such holder could have purchased (assuming full vesting of all options) had such holder exercised such Company Stock Option in full immediately prior to the Effective Time. Parent shall cause the Surviving Corporation to pay such amount, through its payroll system or through its standard payments practices and, subject to Section 2.07, to the holder of the applicable Company Stock Option at or reasonably promptly after the Effective Time. Each Company Stock Option that is outstanding as of immediately prior to the Effective Time with an Option Exercise Price that is equal to or greater than the Merger Consideration shall be canceled at the Effective Time without any consideration to the holder thereof.

(b)       Company RSUs. At or immediately prior to the Effective Time, each Company RSU (that is not a Company Director RSU) held by a Company Employee whose position is at or above the level “Director” of the Company or its Subsidiaries shall be cancelled and exchanged as of the Closing for a number of restricted stock units, subject to the same terms and conditions as were applicable to such Company RSU immediately prior to the Effective Time (including, for the avoidance of doubt, all “double-trigger” vesting conditions pursuant to the applicable underlying award agreement for such Company RSU and, if applicable, the Company Executive Change in Control Severance Plan, including clause (d) of Annex B thereof, which will have the effect as set forth in Section 2.04(b) of the Disclosure Schedule), with respect to a number of the shares of Parent Stock equal to the number of shares of Company Stock underlying such award multiplied by the Company Award Conversion Ratio (rounded down to the nearest whole number in aggregate on an award-by-award basis). At or immediately prior to the Effective Time, each Company RSU (that is not a Company Director RSU) held by other participants (which, for purposes of this Section 2.04, will be deemed to include each Company Serbia Phantom Award, without regard to such participant’s level), shall be cancelled and converted as of the Closing into the right of the holder thereof to receive, without interest, an amount in restricted cash equal to (i) the Merger Consideration, multiplied by (ii) the number of shares of Company Stock subject to such award of Company RSUs, subject to the same terms and conditions as were applicable to such Company RSU immediately prior to the Effective Time (including, for the avoidance of doubt, all “double-trigger” vesting conditions pursuant to the applicable underlying award agreement for such Company RSU, which will have the effect as set forth in Section 2.04(b) of the Disclosure Schedule). Parent shall cause the Surviving Corporation to pay such amount, through its payroll system or through its standard payment practices and subject to Section 2.07, to the holder of the applicable Company RSU upon such restricted cash (or portion thereof) becoming vested.

(c)       Company Director RSUs. At or immediately prior to the Effective Time, each Company Director RSU shall become fully vested (to the extent unvested) and shall be canceled and converted as of the Closing into the right of the holder thereof to receive, without interest, an amount in cash equal to (i) the Merger Consideration, multiplied by (ii) the number of shares of Company Stock subject to such award of Company Director RSUs. Parent shall cause the Surviving Corporation to pay such amount, through its payroll system or through its standard payment practices, to the holder of the applicable Company RSU at or reasonably promptly after the Effective Time.

(d)       Company PSUs. At or immediately prior to the Effective Time, each Company PSU shall be exchanged for a number of restricted stock units, subject to the same terms and conditions as were applicable to such Company PSU immediately prior to the Effective Time (excluding any performance-vesting conditions and including, for the avoidance of doubt, all “double-trigger” vesting conditions pursuant to the applicable underlying award agreement for such Company PSU and the Company Executive Change in Control Severance Plan, it being understood that the restricted stock units for which each Company PSU is exchanged hereunder would vest solely based on continued employment such that clause (d) of Annex B of the Company Executive Change in Control Severance Plan would apply, which will have the effect as set forth in the Section 2.04(d) of the Company Disclosure Schedule), with respect to a number (rounded down to the nearest whole number in aggregate on an award-by-award basis) of the applicable shares of Parent Stock equal to the number of shares of Company Stock underlying such award multiplied by the Company Award Conversion Ratio. Immediately after the exchange, each Company PSU will be cancelled. Notwithstanding the foregoing, the number of applicable shares of Parent Stock subject to a Company PSU immediately prior to the Effective Time shall be determined based on the actual level of performance as of the Effective Time, as determined in good faith by the Compensation and Benefits Committee of the Board of Directors of the Company and communicated to Parent, consistent with the terms of the applicable award agreement.

(e)       Company Restricted Stock Awards. At or immediately prior to the Effective Time, each Company Restricted Stock Award shall be cancelled and exchanged as of the Closing for a number of restricted stock awards, subject to the same terms and conditions as were applicable to such Company Restricted Stock Awards immediately prior to the Effective Time (including, for the avoidance of doubt, all “double-trigger” vesting conditions pursuant to the applicable underlying award agreement for such Company Restricted Stock Award and the Company Executive Change in Control Severance Plan, including clause (d) of Annex B thereof, which will have the effect as set forth in Section 2.04(e) of the Disclosure Schedule), with respect to a number of the shares of Parent Stock equal to the number of shares of Company Stock underlying such award multiplied by the Company Award Conversion Ratio (rounded down to the nearest whole number in aggregate on an award-by-award basis).

(f)       Company ESPP. At or immediately prior to the Effective Time, the Board of Directors or a duly authorized committee thereof shall take such actions, including any such actions under the Company ESPP, as may be required or necessary to provide that, (i) the Company ESPP shall be frozen and suspended at the end of the “offering period” that is in progress as of the date of this Agreement and no new offering periods shall commence under the Company ESPP at any time on or after the date hereof, (ii) no current participants in the Company ESPP shall be permitted to increase their payroll deduction elections or rate of contributions under the Company ESPP from those in effect on the date of this Agreement and no individuals not participating in the Company ESPP as of the day before the date of this Agreement shall commence participation in the Company ESPP during the period from the date of this Agreement through the Effective Time, (iii) effective as of immediately prior to the Effective Time, any “offering period” that would otherwise be in progress as of the Effective Time will be accelerated to a date on or prior to the fifth (5th) Business Day prior to the Closing Date, (iv) each purchase right under any offering period that is in progress as of the date of this Agreement shall be fully exercised in accordance with the terms of the Company ESPP on the earlier of (x) the scheduled purchase date for such offering period and (y) such accelerated exercise date, if applicable, (v) any participant payroll deductions not applied to the purchase of shares under the Company ESPP after the final offering period shall be returned to the participant without interest prior to the Effective Time, and (vi) the Company ESPP shall terminate prior to, and contingent upon, the Effective Time.

(g)       Corporation Actions. Prior to the Effective Time, the board of directors of the Company (or, if appropriate, any committee thereof administering the Company 2021 Plan) shall adopt such resolutions or take actions as are reasonably necessary to (i) effectuate the actions contemplated by this Section 2.04 and (ii) terminate the Company 2021 Plan as of the Effective Time. Upon Closing, Parent shall cause to be filed with the SEC a registration statement on Form S-8 (or any successor or other appropriate form) or an amendment to an existing registration statement on Form S-8 to register the issuance of the Parent Stock underlying such applicable Company Awards which are converted under Section 2.04 to the applicable holders thereof, and shall use reasonable best efforts to maintain the effectiveness of such registration statement for so long as such awards remain outstanding.

Section 2.05. Dissenting Shares. Notwithstanding Section 2.02, shares of Company Stock outstanding immediately prior to the Effective Time and held by a holder who has (or for which the “beneficial owner” (as defined, solely for purposes of this Section 2.05, in Section 262(a) of Delaware Law) has) not voted, or caused or permitted to be voted, any shares in favor of the Merger or consented thereto in writing and who has (and, to the extent applicable, for which the applicable beneficial owner has) demanded and perfected such holder’s right to appraisal for such shares in accordance with Delaware Law shall not be converted into, or represent, the right to receive the Merger Consideration, but instead and in lieu thereof, shall have the right to receive payment from Parent with respect to such shares in accordance with Section 262 of Delaware Law; provided, however, that if such holder (or, to the extent applicable, such beneficial owner) fails to perfect, withdraws or otherwise loses the right to appraisal or if a court of competent jurisdiction shall otherwise determine that such shareholder is not entitled to the relief provided under Section 262 of Delaware Law, then such shares shall be treated as if they had been converted as of the Effective Time into the right to receive only the Merger Consideration, without interest thereon, subject to Section 2.07. The Company shall give Parent prompt notice of any notice of intent to demand payment or other demands received by the Company for appraisal of shares of Company Stock, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent or as required by Applicable Law, the Company shall not make any payment with respect to, or offer to settle or settle, any such demands (including by providing any estimate of the fair value of any shares).

Section 2.06. Adjustments. Subject to the restrictions set forth in Section 6.01, if, during the period between the date of this Agreement and the Effective Time, the outstanding shares of capital stock of the Company Stock shall have been changed into a different number of shares or a different class (including by reason of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment) of shares of Company Stock, or any stock dividend or distribution thereon with a record date during such period is effected, but excluding any change that results from any exercise of options outstanding as of the date hereof to purchase shares of Company Stock granted under the Company’s stock option or compensation plans or arrangements, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately and equitably adjusted.

Section 2.07. Withholding Rights. Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent, the Surviving Corporation, the Company and any of its Subsidiaries and Parent shall be entitled to deduct and withhold from any amounts otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any applicable provision of federal, state, local or foreign Tax law. To the extent the Exchange Agent, the Surviving Corporation, the Company and any of its Subsidiaries or Parent, as the case may be, so withholds amounts and remits such amounts to the applicable Governmental Authority within the time and in the manner required by Applicable Law, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which the Exchange Agent, the Surviving Corporation, the Company and any of its Subsidiaries or Parent, as the case may be, made such deduction and withholding. All compensatory amounts subject to payroll reporting or withholding payable pursuant to or as contemplated by this Agreement, including all such amounts payable hereunder to current or former Service Providers of the Company or any of its Subsidiaries with respect to Company Stock Options, Company RSUs and Company Restricted Stock Awards (to the extent a Code Section 83(b) election has not been made with respect thereto) shall be payable through the applicable employer entity’s payroll system.

Section 2.08. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Stock represented by such Certificate, as contemplated by this Article 2.

Article 3
The Surviving Corporation

Section 3.01. Certificate of Incorporation. At the Effective Time and by virtue of the Merger, the certificate of incorporation of the Company shall be amended and restated in its entirety to read as set forth in Exhibit A attached hereto.

Section 3.02. Bylaws. The bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with Applicable Law.

Section 3.03. Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (a) the directors of Merger Sub at the Effective Time shall be the directors of the Surviving Corporation and (b) the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation.

Article 4
Representations and Warranties of the Company

Subject to Section 11.05, except as disclosed in any Company SEC Document filed on or after August 22, 2024 and at least two (2) Business Days before the date of this Agreement (including the exhibits and schedules thereto but excluding any disclosures contained or referenced therein under the captions “Risk Factors,” “Note Regarding Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk” and any other disclosures contained or referenced therein of information, factors or risks that are predictive, cautionary or forward-looking in nature), it being understood that any matter disclosed in such Company SEC Document shall not be deemed disclosed for purposes of Section 4.05, or as set forth in the Company Disclosure Schedule, the Company represents and warrants to Parent that:

Section 4.01. Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not have, individually or in the aggregate, a Company Material Adverse Effect. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has heretofore made available to Parent true and complete copies of the certificate of incorporation and bylaws of the Company as currently in effect.

Section 4.02. Corporate Authorization. (a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and, except for the required approval of the Company’s stockholders in connection with the consummation of the Merger, have been duly authorized by all necessary corporate action on the part of the Company. The affirmative vote of the holders of a majority of the outstanding shares of Company Stock (including by obtaining the Written Consent) is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Merger (the “Company Stockholder Approval”). Assuming due authorization, execution and delivery by each of Parent and Merger Sub, this Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

(b)       At a meeting duly called and held, the Company’s Board of Directors has unanimously (i) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the Company’s stockholders, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby and (iii) resolved, subject to Section 6.03, to recommend approval and adoption of this Agreement by its stockholders (such recommendation, the “Company Board Recommendation”).

Section 4.03. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no consent of, action by or in respect of, or filing by the Company or any of its Subsidiaries with, any Governmental Authority other than (a) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (b) compliance with any applicable requirements of the HSR Act, (c) compliance with any applicable requirements of the 1933 Act, the 1934 Act, and any other applicable state or federal securities laws and the rules and regulations of NASDAQ, (d) compliance with the regulatory requirements listed on Section 4.03(d) of the Company Disclosure Schedule and (v) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.04. Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws (or equivalent document) of the Company, (b) assuming compliance with the matters referred to in Section 4.03, and assuming the representations and warranties in Section 5.07 are true and correct, and in the case of the consummation of the Merger, subject to obtaining the Company Stockholder Approval, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) assuming compliance with the matters referred to in Section 4.03, require any consent or other action by any Person under, result in a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon the Company or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Company and its Subsidiaries or (d) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of the Company or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (b) through (d), as would not (x) reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (y) impair in any material respect the ability of the Company to perform its obligations hereunder or prevent or materially delay the consummation of the transactions contemplated hereby on a timely basis.

Section 4.05. Capitalization. (a) The authorized capital stock of the Company consists of 500,000,000 shares of Company Stock and 50,000,000 shares of preferred stock, $0.001 par value (“Preferred Stock”). As of January 3, 2025, there were outstanding (i) 180,179,728 shares of Company Stock (other than Company Restricted Stock Awards), (ii) no shares of Preferred Stock, (iii) Company Stock Options to purchase an aggregate of 2,514,555 shares of Company Stock, (iv) 4,923,707 Company RSUs, (v) 771,218 Company PSUs (at target), (vi) 1,592,220 Company Restricted Stock Awards, and (vii) (x) 16,548,540 shares of Company Stock reserved for future issuance under the Company 2021 Plan and (y) 6,943,763 shares of Company Stock reserved for future issuance under the Company ESPP. All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any employee stock option or other compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights.

(b)       Except as set forth in this Section 4.05(b) and for changes since January 3, 2025 resulting from the exercise of Company Stock Options outstanding on such date, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of or ownership interests in the Company (including bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote)), (ii) securities of the Company or its Subsidiaries convertible into or exchangeable for, or measured by reference to, shares of capital stock or other voting securities of or ownership interests in the Company, (iii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock or other voting securities or ownership interests in, or any or securities convertible into or, exchangeable for, or measured by reference to capital stock or other voting securities or ownership interests of the Company or (iv) restricted equity, equity appreciation rights, performance equity or equity-based rights, contingent value rights, “phantom” equity or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of or voting securities of the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. Neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Company Securities.

(c)       Except as set forth in this Section 4.05, none of (i) the shares of capital stock of the Company or (ii) Company Securities are owned by any Subsidiary of the Company.

(d)       Section 4.05(d) of the Company Disclosure Schedule set forth a complete and correct list of the outstanding Company Awards as of January 3, 2025, including (i) the name of the holder (or unique identifier) of each such Company Award, (ii) the number of shares of Company Stock issuable in respect of each grant of a Company Award (in the case of any Company PSU, at target), (iii) the date on which such Company Awards were granted, (iv) the term of the Company Award (to the extent applicable), (v) the exercise price per share of the Company Award (to the extent applicable) and (vi) the extent to which such Company Awards are vested and the times and extent to which such Company Awards are scheduled to become vested thereafter.

Section 4.06. Subsidiaries. (a) Each Subsidiary of the Company has been duly organized, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization, and has all organizational powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for any failure to be so organized, existing and in good standing, and for those powers, those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All material Subsidiaries of the Company and their respective jurisdictions of organization are identified in the Company 10-K.

(b)       All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of the Company have been duly authorized, validly issued, fully paid and non-assessable, as applicable, and are owned by the Company, directly or indirectly, free and clear of any Lien (other than Permitted Liens). As of the date hereof, there are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable for, or measured by reference to, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, or measured by reference to, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company or (iii) restricted equity, equity appreciation rights, performance equity or equity-based rights, contingent value rights, “phantom” equity or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding contractual obligations or commitments of the Company or any Subsidiary of the Company requiring the registration for sale of any Company Subsidiary Securities, granting any right to subscribe for or acquire from any of the Company’s Subsidiaries any Company Subsidiary Securities or requiring the Company or any of its Subsidiaries (or any outstanding obligations of the Company or any of its Subsidiaries) to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities. Except as set forth in the Company 10-K, the Company does not own, directly or indirectly, any shares of capital or other voting securities of, or ownership interests in, any other Person.

Section 4.07. SEC Filings and the Sarbanes-Oxley Act. (a) The Company has timely filed with or furnished to the SEC, and made available to Parent, all reports, schedules, forms, statements, prospectuses, registration statements, certifications and other documents required to be filed or furnished by the Company since January 1, 2022 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”).

(b)       As of its filing date (or, if amended or superseded by a filing prior to the date hereof, as of the date of such amendment), each Company SEC Document complied as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be.

(c)       As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document filed pursuant to the 1934 Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d)       Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e)       The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act). Such disclosure controls and procedures are reasonably designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, and material information required to be included in the Company’s periodic and current reports required under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(f)       Since January 1, 2022, the Company and its Subsidiaries have established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the 1934 Act) sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls which would affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.

(g)       There are no outstanding loans or other extensions of credit made by the Company or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the 1934 Act) or director of the Company. The Company has not, since January 1, 2022, taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(h)       Since January 1, 2022, the Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ.

(i)       Since January 1, 2022, each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) have made all certifications required by Rule 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and NASDAQ, and the statements contained in any such certifications are complete and correct.

(j)       Section 4.07(j) of the Company Disclosure Schedule describes, and the Company has made available to Parent copies of the documentation creating or governing, all securitization transactions and other off-balance sheet arrangements (as defined in Item 303 of Regulation S-K of the SEC) that exist as of the date hereof.

(k)       Since January 1, 2022, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings to which the Company or any of its Subsidiaries was or is to be a party, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the 1933 Act.

Section 4.08. Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included or incorporated by reference in the Company SEC Documents have been prepared in accordance with GAAP applied on a consistent basis (except as may be indicated in the notes thereto) during the periods involved and fairly present in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments and the absence of footnotes in the case of any unaudited interim financial statements, in each case, none of which would reasonably be expected to be material, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole).

Section 4.09. Disclosure Documents. The information statement containing the information specified in Schedule 14C under the 1934 Act concerning the Written Consent, the Merger and the other transactions contemplated by this Agreement to be sent to the stockholders of the Company (such information statement, as amended or supplemented, the “Information Statement”) will, when definitively filed with the SEC, and at the time it is first mailed to the stockholders of the Company, comply as to form in all material respects with the applicable requirements of the 1934 Act. At the time the Information Statement or any amendment or supplement thereto, as applicable, is first filed with the SEC, and at the time it is first mailed to the stockholders of the Company, the Information Statement, as supplemented or amended (if applicable), will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 4.09 do not apply to statements or omissions included or incorporated by reference in the Information Statement based upon information supplied to the Company by Parent, Merger Sub or any of their respective representatives or advisors specifically for use or incorporation by reference therein.

Section 4.10. Absence of Certain Changes. (a) Since the Company Balance Sheet Date, the business of the Company and its Subsidiaries has been conducted in the ordinary course in all material respects and consistent with past practices and there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)       From the Company Balance Sheet Date until the date hereof, there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of, or require the consent of, Parent under Section 6.01 (other than with respect to subsections (c), (d), (g), (j), (n), (o), (p), (q), (r), (s), (t) and (u) (as it relates to any of the foregoing)).

Section 4.11. No Undisclosed Material Liabilities. There are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances that could reasonably be expected to result in such a liability or obligation, other than: (a) liabilities disclosed and provided for on the face of the Company Balance Sheet Date or in the notes thereto; (b) liabilities or obligations incurred in the ordinary course of business since the Company Balance Sheet (none of which is resulting from breach of contract, tort, misappropriation or violation of Applicable Law); and (c) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any off-balance sheet arrangements of any type pursuant to any off-balance sheet arrangement required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated under the 1933 Act that have not been so disclosed in the Company SEC Documents.

Section 4.12. Compliance with Laws, Court Orders and Permits.

(a)       The Company and each of its Subsidiaries is, and for the past three (3) years has been, in compliance with, and to the knowledge of the Company is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any Applicable Law, except for failures to comply or violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no judgment, decree, injunction, rule or order of any Governmental Authority outstanding against the Company or any of its Subsidiaries that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or that in any manner seeks to prevent, enjoin, alter or materially delay the Merger or any of the other transactions contemplated hereby.

(b)       Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Permit of the Company and its Subsidiaries necessary for the ownership and operation of their business as currently conducted is in full force and effect; (ii) the Company and its Subsidiaries are, and for the past three (3) years have been, in compliance with the terms of all such Permits; and (iii) for the past three (3) years neither the Company nor any of its Subsidiaries has received written notice from any Governmental Authority alleging any conflict with or breach of any such Permit the substance of which has not been resolved.

Section 4.13. Litigation. There are, and since January 1, 2022, there have been, no Legal Proceedings pending against, or, to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries (in their capacities as such) or any Person for whom the Company or any of its Subsidiaries may be liable or any of their respective properties before (or, in the case of threatened Legal Proceedings, would be before) or by any Governmental Authority or arbitrator, that, if determined or resolved adversely in accordance with the plaintiff’s demands, would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.14. Properties. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have good title to, or valid leasehold interests in, all property and assets reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date, except as have been disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice.

(b)       Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries have good, valid and marketable fee simple title to, or valid leasehold interests in, as the case may be, each parcel of real property of the Company or any of its Subsidiaries, free and clear of all Liens, except for Permitted Liens, (ii) each lease, sublease or license (each, a “Lease”) under which the Company or any of its Subsidiaries leases, subleases or licenses any real property is valid and in full force and effect and (iii) neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge any other party to a Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Lease, and neither the Company nor any of its Subsidiaries has received notice in writing that it has breached, violated or defaulted under any Lease.

Section 4.15. Intellectual Property. Section 4.15 of the Company Disclosure Schedule sets forth a complete and correct list of all material registrations and applications for registration included in the Owned Intellectual Property Rights (specifying as to each such item, as applicable, the owner (and, with respect to any and all domain name registrations, the applicable registrar), jurisdiction to which the application or registration applies, application or registration number and application or registration date). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (a) the Company and its Subsidiaries own, or have a valid and enforceable license to use, any and all Intellectual Property Rights used or held for use in, or otherwise necessary for the conduct of, their respective businesses as currently conducted; (b) the Company or a Subsidiary is the sole and exclusive owner of the Owned Intellectual Property Rights and the Company and each of its Subsidiaries holds all right, title and interest in and to all Owned Intellectual Property Rights and its rights under any Licensed Intellectual Property Rights, free and clear of any Lien (other than Permitted Liens); (c) the Owned Intellectual Property Rights are, to the knowledge of the Company, valid and enforceable; (d) neither the Company nor any of its Subsidiaries, nor the conduct of their respective businesses, has infringed, misappropriated or otherwise violated, or is infringing, misappropriating or otherwise violating, any Intellectual Property Rights of any Person; (e) to the knowledge of the Company, no Person has infringed, misappropriated or otherwise violated, or is infringing, misappropriating or otherwise violating, any Owned Intellectual Property Rights; (f) there is no pending or, to the knowledge of the Company, threatened claim, action, suit, order or proceeding against the Company or any of its Subsidiaries (i) based upon, or challenging or seeking to deny or restrict, the rights of the Company or any of its Subsidiaries in any Owned Intellectual Property Rights or Licensed Intellectual Property Rights; (ii) alleging that any Owned Intellectual Property Rights are invalid or unenforceable; (iii) alleging that the any services provided, processes used or products manufactured, used, imported, offered for sale or sold by the Company or any of its Subsidiaries infringes, misappropriates or otherwise violates any Intellectual Property Rights of any Person or (iv) otherwise alleging that the Company or any of its Subsidiaries has infringed, misappropriated or otherwise violated any Intellectual Property Rights of any Person; (g) to the knowledge of the Company, the consummation of the transactions contemplated by this Agreement will not alter, encumber, impair or extinguish any Owned Intellectual Property Rights or Licensed Intellectual Property Rights or impair the right of Parent to develop, use, sell, license or dispose of, or to bring any action for the infringement of, any Owned Intellectual Property Rights; (h) to the knowledge of the Company, other than arising under the Credit Agreement, there exist no restrictions on the disclosure, use, license or transfer of any Owned Intellectual Property Rights; (i) the Company and its Subsidiaries have taken commercially reasonable steps to maintain, enforce and protect the confidentiality of all Trade Secrets owned, used or held for use by the Company or any of its Subsidiaries and no such Trade Secrets have been disclosed by the Company or any of its Subsidiaries other than to employees, representatives and agents of the Company or any of its Subsidiaries all of whom are bound by written and enforceable confidentiality agreements or who are subject to a legally-enforceable duty of confidentiality; (j) all material Intellectual Property Rights developed for or on behalf of the Company or any of its Subsidiaries by employees or independent contractors have vested in the Company or one of its Subsidiaries by operation of Applicable Law or by a valid and present written assignment to the Company or one of its Subsidiaries; (k) none of the Software included in the Owned Intellectual Property Rights or distributed by, or otherwise used in the business of, the Company or any of its Subsidiaries (i) to the knowledge of the Company, contains any worm, bomb, backdoor, clock, timer, or other disabling device code, design or routine which can cause Software to be erased, inoperable, or otherwise incapable of being used, either automatically or upon command, other than security and administrative features disclosed to users (and the Company has taken commercially reasonable actions to ensure such Software remains free of any of the foregoing); or (ii) contains any “open source” or similar Software that is licensed under any terms or conditions that require that any Software included in the Owned Intellectual Property Rights be (A) made available or distributed in source code form; (B) licensed for the purpose of making derivative works; (C) licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind; or (D) redistributable at no charge; and (j) the Company and its Subsidiaries are in compliance with all “open source” or similar licenses in connection with any Software included in the Owned Intellectual Property Rights or distributed by, or otherwise used in the business of, the Company or any of its Subsidiaries. None of the Software included in the Owned Intellectual Property Rights or distributed by, or otherwise used in the business of, the Company or any of its Subsidiaries is subject to any agreement with any Person under which the Company or any of its Subsidiaries have deposited, or would be required to deposit, into escrow the source code of such Software and no such source code has been released to any Person, or is entitled to be released to any Person, by any escrow agent. The consummation of the transactions contemplated by this Agreement will not trigger the release of any source code of any such Software.

Section 4.16. IT Systems; Data Privacy. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the IT Assets operate and perform in a manner that permits the Company and its Subsidiaries to conduct their respective businesses as currently conducted. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company has taken commercially reasonable actions to monitor, maintain and protect the confidentiality, integrity, operation, redundancy and security of the IT Assets (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, and (b) there has been no breach, or unauthorized use, loss, access, interruption, modification, corruption or other compromise, of any of or relating to any IT Assets (or any information or transactions stored or contained therein or transmitted thereby). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have, since January 1, 2022, complied with, and are currently in compliance, with all Applicable Data Protection Requirements. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) no claim, action, suit, order or proceeding is pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries by any Person alleging a violation of any Applicable Data Protection Requirement or such Person’s privacy, personal or confidentiality rights; (ii) the Company and each of its Subsidiaries have implemented and maintained commercially reasonable technical and organizational measures to protect all Personal Information in their possession or control against a breach, or unauthorized use, access, exfiltration, destruction, alteration, disclosure, loss, theft, interruption, modification or corruption, thereof (each, a “Data Breach”); (iii) to the extent required by Applicable Law, the Company has taken commercially reasonable actions to ensure that all service providers, data processors and other third parties that process any Personal Information on behalf of the Company or any of its Subsidiaries are bound by valid, written and enforceable agreements including any terms required by Applicable Law and requiring such third parties to comply with Applicable Law and to maintain the privacy, security and confidentiality of such Personal Information; (iv) there has been no Data Breach with respect to any Personal Information in the possession or control of the Company or any of its Subsidiaries and neither the Company nor any of its Subsidiaries has been required under any Applicable Data Protection Requirement to provide any notice to any Governmental Authority or Person in connection with any Data Breach; and (v) to the knowledge of the Company, the consummation of the transactions contemplated by this Agreement will not breach any Applicable Data Protection Requirement.

Section 4.17. Taxes. (a) The Company and each of its Subsidiaries have timely filed all material Tax Returns required by Applicable Law to be filed with any Taxing Authority (taking into account any applicable extensions), and all such Tax Returns are true, correct and complete in all material respects.

(b)       The Company and each of its Subsidiaries has paid (or has had paid on its behalf) all material Taxes due and payable (whether or not shown as due on any Tax Return), except for such Taxes for which adequate reserves have been established to the extent required by GAAP.

(c)       The Company and each of its Subsidiaries has withheld from each payment made to any employee, independent contractor, supplier, creditor, stockholder or other third party all material Taxes required to be withheld under Applicable Law with respect to the making of such payment and has, to the extent required by Applicable Law, paid over such withheld amounts to the proper Taxing Authority.

(d)       No Taxing Authority in a jurisdiction in which the Company and its Subsidiaries do not file Tax Returns has made a claim within the last three (3) years that the Company or any of its Subsidiaries may be subject to material Tax in such jurisdiction, which claim has not been resolved or withdrawn.

(e)       There is no claim, audit, action, suit, proceeding or investigation currently pending or threatened against or with respect to the Company or its Subsidiaries in respect of any material Tax or material Tax asset of the Company or any of its Subsidiaries. There are no waivers or extensions of any statute of limitations currently in effect with respect to any material Taxes of the Company, other than extensions or waivers automatically granted by the applicable Taxing Authority.

(f)       During the two-year period ending on the date hereof, neither the Company nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in connection with a distribution of stock in a transaction intended to be governed by Section 355 of the Code.

(g)       Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or foreign Applicable Law).

(h)       There are no Liens for material Taxes upon any of the assets of the Company or its Subsidiaries other than Permitted Liens.

(i)       Neither the Company nor any of its Subsidiaries (A) has been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than a group the common parent of which is the Company or one of its Subsidiaries), (B) is bound by or has any obligation under, any material Tax Sharing Agreement (other than (1) any agreement entered into in the ordinary course of business, the primary purpose of which is unrelated to Tax and (2) any agreement between or among any of the Company and its Subsidiaries), or (C) is liable under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Applicable Law), as a transferee or successor, or by Contract (other than a Contract entered into in the ordinary course of business, the principal purpose of which is unrelated to Tax) for any material Taxes of any Person other than the Company or its Subsidiaries.

(j)       Neither the Company nor any of its Subsidiaries will be required to include any material items of income in, or exclude any material items of deduction from, taxable income in a taxable period (or portion thereof) beginning after the Closing Date as a result of (i) a change in accounting method under Section 481 of the Code occurring prior to the Closing or (ii) a “closing agreement” described in Section 7121 of the Code executed on or prior to the Closing Date.

(k)       “Tax” means any U.S. federal, state, local or foreign tax, governmental fee or other similar assessment or charge (including gross receipts, income, profits, sales, use or occupation, goods and services, value added, ad valorem, transfer, franchise, withholding, payroll, employment, excise and property taxes) imposed by any Governmental Authority responsible for the imposition of any such tax (a “Taxing Authority”), together with any interest, penalty, addition to tax or additional amount imposed by any Taxing Authority responsible for the imposition of any such tax (domestic or foreign). “Tax Return” means any report, return, statement, declaration, information return or similar filing required to be filed with any Taxing Authority with respect to Taxes, including any schedule or attachment thereto and any amendment thereof. “Tax Sharing Agreement” means any existing written agreement or arrangement binding the Company or any of its Subsidiaries that provides for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability.

Section 4.18. Employee Benefit Plans. (a) Section 4.18 of the Company Disclosure Schedule contains a correct and complete list identifying each material Employee Plan. A copy of the following materials have been made available to Parent (as applicable) with respect to each material Employee Plan: True and complete copies of the current plan document pursuant to which the plan is maintained, funded and administered (and, if applicable, the current related trust or funding agreements, insurance policies or other funding instruments) and all amendments thereto, the most recent summary plan description, the most recent annual report (Form 5500 including, if applicable, Schedule B thereto) and tax return (Form 990) prepared in connection with any such plan or trust, the nondiscrimination and compliance testing results for the most recent plan year and all non-ordinary course communications between the Company and any Governmental Authority sent or received in the last year. To the extent there exists an Employee Plan that is a standard agreement entered into by the Company or any Subsidiary of the Company with employees on an individual basis that does not provide for severance or notice in excess of thirty (30) days, the Company shall be required to list only the standard form of such agreement and describe the group of employees who have entered into such standard form of agreement.

(b)       The Company and its Subsidiaries do not sponsor, maintain, administer or contribute to, nor do they have any liability with respect to any Employee Plan that is (i) subject to Title IV of ERISA (including any multiemployer plan, as defined in Section 3(37) of ERISA), (ii) a “multiple employer plan” within the meaning of Section 413(c) of the Code or Section 210 of ERISA or (iii) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA, including on account of any ERISA Affiliate or by reason of at any time being considered a single employer under Section 414 of the Code with any other Person.

(c)       Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (a copy of which has been made available to Parent), or has pending or has time remaining in which to file, an application for such determination from the Internal Revenue Service, or is in the form of a prototype document subject to a favorable opinion letter, and the Company is not aware of any reason why any such determination or opinion letter should be revoked or not be reissued; (ii) each Employee Plan has been maintained in material compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including ERISA and the Code, which are applicable to such Employee Plan; and (iii) no material events have occurred with respect to any Employee Plan that could result in payment or assessment by or against the Company of any material excise taxes under Sections 4972, 4975, 4976, 4977, 4979, 4980B, 4980D, 4980E or 5000 of the Code.

(d)       The consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event) (i) result in any payment or benefit becoming due to any current or former Service Provider under any Employee Plan, (ii) accelerate the time of payment or vesting or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other material obligation pursuant to, any Employee Plan, (iii) limit the right to merge, amend or terminate any Employee Plan or (iv) result in the loss of a deduction to the Company under Section 280G of the Code. No Person is entitled to receive any tax gross-up from the Company or any of its Subsidiaries as a result of the imposition of excise Taxes by Section 4999 of the Code or any Taxes or penalties imposed by Section 409A of the Code.

(e)       Neither the Company nor any of its Subsidiaries has any liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current Service Providers of the Company or its Subsidiaries except as required to avoid excise tax under Section 4980B of the Code or any similar state Law.

(f)       From the Company Balance Sheet Date until the date hereof, none of the Company nor any of its Subsidiaries has (x) created an obligation to any officer or other Service Provider to, adopt, enter into, establish or materially modify or (y) actually adopted, entered into, established or materially modified any material Employee Plan (including materially increasing the expense of maintaining such Employee Plan above the level of the expense incurred in respect thereof as of the Company Balance Sheet Date, and except to the extent required by Law, to conform any such Employee Plan to the requirements of any applicable Law, as previously disclosed to Parent in writing, as required by this Agreement, or for any at-will offer letters or employment or similar agreements for Service Providers entitled to earn less than $200,000 in annual base salary or annual fees or any equity awards granted pursuant to forms of award agreements made available to Parent).

(g)       Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no action, suit, investigation, audit or proceeding pending against or involving or, to the knowledge of the Company, threatened against or involving, any Employee Plan before any Governmental Authority.

Section 4.19. Labor and Employment Matters.

(a)       Neither the Company nor any of its Subsidiaries is a party to or bound by any Labor Agreement with respect to any Service Providers. No Service Providers are represented by any labor union, labor organization, or works council with respect to their services to the Company or any of its Subsidiaries.

(b)       There is currently and, since January 1, 2022 there has been no, (i) to the knowledge of the Company, activity or proceeding by a labor union or labor organization or representative thereof to organize any employees of the Company or any of its Subsidiaries, (ii) lockout, strike, concerted work slowdown or work stoppage or, to the knowledge of the Company, written threat thereof by any Service Providers or (iii) unfair labor practice charge pending before any Governmental Authority or other material grievance, arbitration or collective bargaining dispute. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no litigations pending or, to the knowledge of the Company, threatened in writing, between any the Company or any of its Subsidiaries and any of its current or former Service Providers.

(c)       Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with all Applicable Laws respecting labor, employment, discrimination in employment, equal employment opportunities; fair employment practices; employment discrimination, harassment, or retaliation; reasonable accommodation; disability rights or benefits; immigration and work authorizations; wages and hours; worker classification; overtime compensation; and termination of employees; working conditions; health and safety; leaves of absence; paid sick leave or vacation (including calculation of holiday pay); workers’ compensation and unemployment insurance. To the knowledge of the Company, each current employee of the Company or any of its Subsidiaries is lawfully authorized to work in the jurisdiction in which he or she is employed according to applicable immigration laws.

(d)       Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2022, none of the Company or any of its Subsidiaries has experienced any collective redundancies, “mass layoffs,” “group terminations,” or “plant closings” or comparable event in violation of the Workers Adjustment and Retraining Notification Act.

(e)       Since January 1, 2022, none of the Company nor any of its Subsidiaries has incurred any material liability with respect to any sexual harassment, or other discrimination, retaliation or policy violation allegations against any officers or directors of the Company or any of its Subsidiaries (in their capacities as such).

Section 4.20. Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) no written notice of violation, demand letter, request for information pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) or similar Environmental Law, citation, summons or order has been received by the Company or any of its Subsidiaries, no complaint has been filed in any court against the Company or any of its Subsidiaries, no penalty has been assessed against the Company or any of its Subsidiaries, and no action, claim, suit, or proceeding by or before a Governmental Authority is pending or, to the knowledge of the Company, is threatened by any Governmental Authority or other Person against the Company or any of its Subsidiaries, in each case relating to or arising out of any violation by the Company or any of its Subsidiaries of or liability of the Company or any of its Subsidiaries under Environmental Law; (ii) the Company and its Subsidiaries are and, since January 1, 2022, have been in compliance with all Environmental Laws and all Environmental Permits; and (iii) there are no liabilities or obligations of the Company or any of its Subsidiaries arising under or relating to any violation of Environmental Law or any release or disposal of any Hazardous Substance.

Section 4.21. Material Contracts. (a) Except for Contracts (including all amendments and modifications thereto) filed as exhibits to the Company SEC Documents as of the date of this Agreement, or as set forth in Section 4.18 of the Company Disclosure Schedule, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by any of the following types of Contracts (each such Contract, a “Material Contract”):

(i)       any Contract that cannot be terminated on not more than 6 months’ notice;

(ii)       any Contract relating to indebtedness (whether incurred, assumed, guaranteed or secured by any asset) or any financial guaranty thereof in principal amount exceeding (i) $25,000,000 (as a borrower or guarantor) or (ii) $5,000,000 (as a lender) in each case, other than (A) any Contract solely among or between the Company and any of its Subsidiaries, (B) financial guarantees entered into in the ordinary course of business or (C) a hedging, derivative, swap or other similar Contract;

(iii)       any collective bargaining agreement or other similar Contract with any labor union, workers council or other similar labor organization (each, a “Labor Agreement”);

(iv)       any agreement or series of related agreements, including any option agreement, relating to the acquisition or disposition of any material business, capital stock, equity interests or portion of assets of any other Person or any material real property (whether by merger, sale of stock, sale of assets or otherwise) or any consolidation, business combination, recapitalization or reorganization, in each case, with a purchase price in excess of $1,000,000, pursuant to which the Company or any of its Subsidiaries has outstanding performance, payment or indemnification obligations;

(v)       any agreement to which the Company or any of its Subsidiaries is a party that is material to the conduct of the business as currently conducted, pursuant to which (A) the Company or such Subsidiary grants a license or right to any third Person to use any material Owned Intellectual Property Rights (other than non-exclusive licenses granted by the Company and its Subsidiaries to customers for the use of a Company product or service, to service providers and suppliers in connection with the provision of goods and services to the Company and its Subsidiaries, or to other third parties through APIs and similar technologies for purposes of interconnectivity between systems, in each case in the ordinary course of business), (B) any third Person grants a license or other right to the Company or such Subsidiary to any material Intellectual Property Right (other than agreements for open source Software or granting non-exclusive rights to use readily commercially available off-the-shelf Software with annual payments by the Company or any of its Subsidiaries of less than $1,000,000) or (C) the Company’s or any of its Subsidiaries’ ability to use, enforce or disclose any material Owned Intellectual Property Rights is materially affected or any agreement entered into in connection with the resolution of any material claim or dispute related to Intellectual Property Rights and under which the Company or any Subsidiary has any material ongoing obligation;

(vi)       any agreement that (A) limits the freedom of the Company or any of its Subsidiaries to compete in any line of business or with any Person or in any area or that would so limit the freedom of Parent or its Affiliates or the Company or any of its Subsidiaries after the Closing, (B) provides “most favored nation” or similar provisions where the pricing, discounts or benefits to any business relation of the Company or any of its Subsidiaries changes based on the pricing, discounts or benefits offered to other business relations, (C) grants a right of first refusal or right of first offer or similar right for any line of business or assets of the Company or any of its Subsidiaries, (D) contains exclusivity obligations or restrictions binding on the Company or any of its Subsidiaries or that would be binding on Parent or any of its Affiliates after the Closing, except, in each case of clauses (A) through (D), for any agreement made in the ordinary course of business that is not material to the business of the Company or its Subsidiaries taken as a whole;

(vii)       any material partnership, joint venture, strategic alliance, collaboration, co-promotion or other similar agreement or arrangement;

(viii)       any agreement or arrangement with respect to profit sharing that is material to the Company and its Subsidiaries, taken as a whole, or to which the Company or any of its Subsidiaries incurred or will incur payment obligations or received or will receive payments in excess of $1,000,000;

(ix)       any agreement with any director or officer of the Company or any of its Subsidiaries or with any “associate” or any member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the 1934 Act) of any such director or officer;

(x)       any agreement (including any “take-or-pay” or keepwell agreement) under which (A) any Person has directly or indirectly guaranteed any liabilities or obligations of the Company or any of its Subsidiaries or (B) the Company or any of its Subsidiaries has directly or indirectly guaranteed any liabilities or obligations of any other Person (in each case other than endorsements for the purpose of collection in the ordinary course of business);

(xi)       any stockholder, investor rights or registration rights agreement;

(xii)       any Contract that is a settlement, conciliation or similar agreement with any Governmental Authority pursuant to which the Company or one of its Subsidiaries has any material outstanding obligation; and

(xiii)       any other Contract, arrangement, commitment or understanding that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated under the 1933 Act).

(b)       Except for breaches, violations or defaults which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Material Contracts is valid and in full force and effect and (ii) neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge any other party to a Material Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Material Contract, and since January 1, 2022, neither the Company nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under any Material Contract.

Section 4.22. Insurance. The Company has made available to Parent, prior to the date of this Agreement, a list of all insurance policies in effect as of the date hereof for which the Company or any of its Subsidiaries is a policyholder or which covers the business, operations, employees, officers, directors or assets of the Company or any of its Subsidiaries, which are material to the Company and its Subsidiaries, taken as a whole, other than any Employee Plan (the “Company Insurance Policies”). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company and its Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as the Company reasonably believes, based on past experience, is adequate for the businesses and operations of the Company and its Subsidiaries (taking into account the cost and availability of such insurance) and sufficient to comply with Applicable Law, (b) neither the Company nor any of its Subsidiaries is in material breach of, or material default under, any Company Insurance Policies and (c) no written notice of cancellation or termination has been received with respect to any Company Insurance Policies, other than in connection with ordinary renewals. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company Insurance Policies are sufficient for compliance by the Company and its Subsidiaries with all Material Contracts of the Company and its Subsidiaries.

Section 4.23. Finders’ Fees. Except for Goldman Sachs & Co. LLC, there is no investment banker, financial advisor, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement.

Section 4.24. Opinion of Financial Advisor. The Board of Directors of the Company has received the oral opinion (to be confirmed by the delivery of a written opinion) of Goldman Sachs & Co. LLC, financial advisor to the Company, to the effect that, as of the date of this Agreement, and based upon and subject to the qualifications, assumptions and limitations set forth in the written opinion, the $22.50 in cash per share of Company Stock to be paid to the holders of shares of Company Stock pursuant to this Agreement is fair from a financial point of view to such holders.

Section 4.25. Antitakeover Statutes. The Company has taken all action necessary to exempt the Merger from, or otherwise render inapplicable to this Agreement, the Merger and any of the transactions contemplated hereby, the restrictions on “business combinations” (as defined in Section 203 of Delaware Law) as set forth in Section 203 of Delaware Law. Other than Section 203 of Delaware Law, no “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation under the laws of the State of Delaware or other Applicable Law (each a “Takeover Law”) is applicable to the Company, the Merger or any of the transactions contemplated by this Agreement.

Section 4.26. Acknowledgement of No Other Representations and Warranties. Except for the representations and warranties set forth in Article 5, as modified by the Parent Disclosure Schedule, or in any certificate delivered in connection with this Agreement, the Company acknowledges and agrees that no representation or warranty of any kind whatsoever, express or implied, at law or in equity, is made or shall be deemed to have been made by or on behalf of the Parent or Merger Sub to the Company, and the Company hereby fully disclaims reliance on any such other representation or warranty, whether by or on behalf of Parent or Merger Sub, and notwithstanding the delivery or disclosure to the Company, or any of its Representatives or Affiliates, of any documentation or other information by Parent, Merger Sub or any of their respective Representatives or Affiliates with respect to any one or more of the foregoing. Except for the representations and warranties set forth in Article 5, as modified by the Parent Disclosure Schedule, or in any certificate delivered in connection with this Agreement, the Company also acknowledges and agrees that each of Parent and Merger Sub makes no representation or warranty with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Surviving Corporation or any of its Subsidiaries or the future business, operations or affairs of the Surviving Corporation or any of its Subsidiaries heretofore or hereafter delivered to or made available to the Company or its Representatives or Affiliates.

Article 5
Representations and Warranties of Parent

Subject to Section 11.05, except as set forth in the Parent Disclosure Schedule, Parent represents and warrants to the Company that:

Section 5.01. Corporate Existence and Power. Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has heretofore made available to the Company true and complete copies of the certificates of incorporation and bylaws of Parent and Merger Sub as currently in effect. Since the date of its incorporation, Merger Sub has not engaged in any activities other than in connection with or as contemplated by this Agreement.

Section 5.02. Corporate Authorization. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby are within the corporate powers of Parent and Merger Sub and have been duly authorized by all necessary corporate action of Parent and Merger Sub. This Agreement constitutes a valid and binding agreement of each of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

Section 5.03. Governmental Authorization. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (a) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (b) compliance with any applicable requirements of the HSR Act, (c) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other state or federal securities laws and the rules and regulations of NASDAQ, (d) compliance with the regulatory requirements listed on Section 4.03(d) of the Company Disclosure Schedule and (e) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.04. Non-contravention. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Parent or Merger Sub, (ii) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 5.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon Parent or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of Parent and its Subsidiaries or (iv) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of Parent or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.05. Disclosure Documents. The information supplied by Parent for inclusion in the Information Statement will not, at the time the Information Statement is first filed with the SEC, and at the time it is first mailed to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 5.05 do not apply to statements or omissions included or incorporated by reference in the Information Statement based upon information supplied by the Company or any of its representatives or advisors specifically for use or incorporation by reference therein.

Section 5.06. Litigation. There are no Legal Proceedings pending against, or, to the knowledge of Parent, threatened in writing against Parent or Merger Sub or any Person for whom the Parent or any of its Subsidiaries may be liable or any of their respective properties before (or, in the case of threatened Legal Proceedings, would be before) or by any Governmental Authority or arbitrator, that, if determined or resolved adversely in accordance with the plaintiff’s demands, would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.07. Ownership of Company Stock. None of Parent, Merger Sub or any of their respective Subsidiaries beneficially own any shares of Company Stock as of the date of this Agreement.

Section 5.08. Operations of Merger Sub. The authorized capital stock of Merger Sub consists solely of 1,000 shares of common stock, par value $0.001 per share, 100 shares of which are validly issued and outstanding. Merger Sub has been formed solely for the purpose of engaging in the Merger, and, prior to the Effective Time, Merger Sub shall not have engaged in any other business activities and shall not have incurred liabilities or obligations other than as contemplated by this Agreement. Parent indirectly owns beneficially and of record all of the outstanding capital stock and other equity and voting interest in, Merger Sub free and clear of all liens.

Section 5.09. No Parent Vote or Approval Required. No vote or consent of the holders of any capital stock of, or other equity or voting interest in, Parent is necessary to approve this Agreement or the Merger. The adoption of this Agreement by the affirmative vote or consent of Parent’s direct Subsidiary is the only vote or consent of the holders of the capital stock of, or other equity interest in, Merger Sub necessary under applicable Law or its organizational documents to adopt this Agreement and consummate the Merger.

Section 5.10. Available Funds. Parent or Merger Sub will have available at the Closing funds sufficient to consummate the Merger and the other transactions contemplated by this Agreement, on the terms contemplated by this Agreement and to perform their respective obligations under this Agreement, including payment of the aggregate Merger Consideration in respect of all shares of Company Stock, the amounts required under Section 2.04 and any other amounts required by this Agreement to be paid by Parent and Merger Sub in connection with or as result of the consummation of the Merger or any of the other transactions contemplated by this Agreement and all related fees and expenses of Parent and Merger Sub.

Section 5.11. Finders’ Fees. Except for J.P. Morgan Securities LLC, there is no investment banker, financial advisor, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent who might be entitled to any fee or commission from the Company or any of its Affiliates upon consummation of the transactions contemplated by this Agreement.

Section 5.12. Acknowledgement of No Other Representations and Warranties. Except for the representations and warranties set forth in Article 4, as qualified by the Company Disclosure Schedule and the SEC Documents as provided herein, or in any certificate delivered in connection with this Agreement, each of Parent and Merger Sub acknowledges and agrees that no representation or warranty of any kind whatsoever, express or implied, at law or in equity, is made or shall be deemed to have been made by or on behalf of the Company to Parent or Merger Sub, and each of Parent and Merger Sub hereby irrevocably and forever fully disclaims reliance on any such other representation or warranty, whether by or on behalf of the Company, and notwithstanding the delivery or disclosure to Parent or Merger Sub, or any of their Representatives or Affiliates, of any documentation or other information by the Company or any of its Representatives or Affiliates with respect to any one or more of the foregoing. Except for the representations and warranties set forth in Article 4, as qualified by the Company Disclosure Schedule and the SEC Documents as provided herein, or in any certificate delivered in connection with this Agreement, each of Parent and Merger Sub also acknowledges and agrees that the Company makes no representation or warranty with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of its Subsidiaries or the future business, operations or affairs of the Company or any of its Subsidiaries heretofore or hereafter delivered to or made available to Parent, Merger Sub or their respective Representatives or Affiliates.

Article 6
Covenants of the Company

The Company agrees that:

Section 6.01. Conduct of the Company. Except (w) as required or expressly permitted by this Agreement, (x) as set forth in Section 6.01 of the Company Disclosure Schedule, (y) as required by applicable Law, and (z) as approved by Parent in writing (which approval shall not be unreasonably withheld, conditioned or delayed), from the date hereof until the earlier to occur of the termination of this Agreement pursuant to Article 10 and the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to conduct its business in the ordinary course consistent with past practice and use reasonable best efforts to (i) preserve intact its present business organization, (ii) maintain in effect all of its foreign, federal, state and local licenses, permits, consents, franchises, approvals and authorizations required to conduct its business in all material respects in the ordinary course consistent with past practice, (iii) keep available in all material respects the services of its directors, officers and key employees and (iv) maintain satisfactory relationships with its customers, lenders, suppliers and others having material business relationships with it. Without limiting the generality of the foregoing, except (A) as required or expressly permitted by this Agreement, (B) as set forth in Section 6.01 of the Company Disclosure Schedule, (C) as required by applicable Law, and (D) as approved by Parent in writing (which approval shall not be unreasonably withheld, conditioned or delayed), from the date hereof until the earlier to occur of the termination of this Agreement pursuant to Article 10 and the Effective Time, the Company shall not, nor shall it permit any of its Subsidiaries to:

(a)       (i) amend the Company’s certificate of incorporation or bylaws or (ii) amend in any material respect the comparable organizational documents of any of the Subsidiaries of the Company (A) in a manner that would reasonably be expected to prevent or to impede or delay the consummation of the transactions contemplated hereby or (B) in a manner reasonably expected to be adverse to Parent or its Subsidiaries;

(b)       except for transactions solely among the Company and its wholly owned Subsidiaries or solely among the wholly owned Subsidiaries of the Company, (i) split, combine, subdivide or reclassify any shares of its capital stock, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any Company Subsidiary Securities except (A) as required pursuant to any employee stock option or other compensation plan or arrangement in effect on the date hereof and made available to Parent or (B) for purposes of effecting a net settlement or net share withholding of any Company Awards that are outstanding on the date of this Agreement in connection with the exercise, vesting or settlement thereof or Code Section 83(b) election with respect thereto and in satisfaction of any exercise price or required taxes or withholdings (collectively, “Net Settlement”);

(c)       (i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any Company Securities or Company Subsidiary Securities, other than the issuance of (A) any shares of the Company Stock upon the exercise of Company Stock Options, the settlement of Company RSUs or Company PSUs that are outstanding on the date of this Agreement in accordance with the terms of those Company Awards on the date of this Agreement or for purposes of Net Settlement or (B) any Company Subsidiary Securities to the Company or any other Subsidiary of the Company or (ii) amend any term of any Company Security or any Company Subsidiary Security (in each case, whether by merger, consolidation or otherwise);

(d)       incur any capital expenditures or any obligations or liabilities in respect thereof, except for (i) those contemplated by the capital expenditure budget as set forth in Section 6.01(d) of the Company Disclosure Schedule, and (ii) any unbudgeted capital expenditures not to exceed $250,000;

(e)       enter into or acquire any interest in any joint venture or similar arrangement or acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than (i) pursuant to existing Material Contracts set forth in Section 4.21 of the Company Disclosure Schedule (other than any letters of intent listed therein) or (ii) acquisitions of non-material operating assets in the ordinary course of business;

(f)       adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(g)       sell, lease, license, sublicense, pledge, abandon, permit to lapse or otherwise transfer or dispose of any of its material assets, securities, properties, interests or businesses (including material Owned Intellectual Property Rights), other than (i) pursuant to existing Material Contracts set forth on Section 4.21 of the Company Disclosure Schedule, (ii) except for Intellectual Property Rights, in the ordinary course of business, (iii) transfers among the Company and its wholly owned Subsidiaries, or (iv) non-exclusive licenses of Intellectual Property Rights granted to customers, to service providers and suppliers, to other third parties through APIs and similar technologies for purposes of interconnectivity between systems, or to distributors, resellers, or other channel partners, in each case in the ordinary course of business;

(h)       other than in connection with actions permitted by Section 6.01(d), make any material loans, advances or capital contributions to, or investments in, any other Person in excess of $1,000,000 individually or $3,000,000 in the aggregate (other than (i) advances of business expenses to employees in the ordinary course of business, (ii) accounts receivable from customers in the ordinary course of business and (iii) loans or advances between and among the Company or any of its wholly owned Subsidiaries and capital contributions to or investments in its wholly owned Subsidiaries);

(i)       incur or issue any indebtedness for borrowed money or guarantees thereof (or otherwise become liable for any indebtedness of any Person), other than (i) indebtedness for borrowed money incurred between or among the Company or any of its wholly owned Subsidiaries or between any of such wholly owned Subsidiaries or guarantees by the Company of indebtedness of any wholly owned Subsidiary of the Company and (ii) incurrences and prepayments of indebtedness for borrowed money in the ordinary course of business under the Credit Agreement;

(j)       other than as required by the terms of any Employee Plan as in effect as of the date hereof, or as otherwise required by Applicable Law or as expressly contemplated pursuant to this Agreement: (i) (x) hire, engage, promote, transfer, change the title, position or duties, temporarily layoff, furlough or terminate (other than termination for cause) any Service Provider who is entitled to earn (or would be entitled to earn if hired) over $200,000 in annual base salary or whose position will be at or above the level of Vice President of the Company or its Subsidiaries or (y) take or omit to take any actions that could cause any such Service Provider to have “Good Reason” (or term of similar meaning) pursuant to his or her change in control agreement, severance agreement, employment agreement or similar agreement with the Company; (ii) grant or increase in compensation, remuneration or benefits to or for any Service Provider, other than base salary increases or increases in annual fees to any employee entitled to earn less than $200,000 in annual base salary or consultant entitled to earn less than $200,000 in annual fees of the Company or any of its Subsidiaries in the ordinary course of business that do not exceed 5% individually; (iii) pay or grant any special bonus, retention, severance, termination or similar payments and benefits to any current or former Service Provider; (iv) take any action to accelerate the vesting, funding or timing of payment of any compensation or benefit payable to any such current or former Service Providers; (v) establish, adopt, enter into, terminate or materially amend any Labor Agreement or any material Employee Plan (or any employee benefit plan, policy, agreement or arrangement that would be a material Employee Plan if in effect on the date hereof); or (vi) waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement provision relating to any current or former Service Provider of the Company or any of its Subsidiaries;

(k)       change the Company’s methods of accounting, except as required by concurrent changes in GAAP or in Regulation S-X of the 1934 Act, as agreed to by its independent public accountants;

(l)       settle, or offer or propose to settle (i) any Legal Proceeding or threatened Legal Proceeding (excluding any Legal Proceeding or threatened Legal Proceeding relating to Taxes) involving or against the Company or any of its Subsidiaries that results in a payment obligation (net of insurance proceeds and any payment obligations for which the Company reasonably expects to be indemnified) of the Company or any of its Subsidiaries in excess of $2,000,000 individually or $5,000,000 in the aggregate or that involves any injunctive or other equitable relief against the Company or any of its Subsidiaries or any other restrictions on business activities of the Company or its Subsidiaries that would reasonably be expected to materially limit the Company or any of its Subsidiaries in the conduct of their businesses, or (ii) any Legal Proceeding or dispute that relates to the transactions contemplated hereby;

(m)       (i) make or change any material Tax election (except in the ordinary course of business), change any annual Tax accounting period, or adopt or change any material method of Tax accounting, in each case, except as required by GAAP, (ii) enter into any material closing agreement with any Taxing Authority or settle or compromise any material Tax claim, audit or assessment, in each case, for an amount in excess of amounts reserved therefor in accordance with GAAP, (iii) file any material amended Tax Return with respect to any material Tax, (iv) request or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment in respect of material Taxes (other than pursuant to customary extensions of the due date to file Tax Returns and extensions or waivers automatically granted by the applicable Taxing Authority), or (v) apply for any private letter ruling or other Tax ruling from any Taxing Authority with respect to any material Tax;

(n)       engage in any transaction with, or enter into any Contract with, any Affiliate or majority owner of the Company or other Person covered by Item 404 of Regulation S-K promulgated under the 1933 Act that would be required to be disclosed under such Item 404;

(o)       amend in any material respect or waive any of its material rights under any Material Contract, except in the ordinary course of business;

(p)       other than to the extent required under Applicable Law, update, modify, revise or otherwise change in any material respect any of the Company’s or its Subsidiaries’ standard end user license agreements or other standard terms and conditions under which any products or services of the Company or any of its Subsidiaries are made available, except in the ordinary course of business;

(q)       fail to take or maintain commercially reasonable measures to monitor, maintain and protect the confidentiality, integrity, continuous operation, redundancy and security of the IT Assets (and all information and transactions stored or contained therein or transmitted thereby);

(r)       other than to the extent required under Applicable Law, update, modify, revise or otherwise change (i) any external privacy policy of the Company or any of its Subsidiaries or (ii) any internal policies or procedures relating to Personal Information or the collection, storage, use, sharing, disposal or processing thereof;

(s)       disclose, license, release, distribute, place into escrow, or make available, or grant any rights to, any source code of any material Software included in the Owned Intellectual Property Rights, except in the ordinary course of business;

(t)       fail to take any action reasonably necessary to maintain, defend, enforce or protect the Company’s or any of its Subsidiaries’ interest in any material Owned Intellectual Property Rights; or

(u)       agree, resolve or commit to do any of the foregoing.

Section 6.02. No Solicitation; Other Offers. (a) Subject to Section 6.02(b), until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article 10, neither the Company nor any of its Subsidiaries shall, nor shall the Company or any of its Subsidiaries authorize or knowingly permit any of its or their respective directors, officers, employees, investment bankers, attorneys, accountants, consultants or other advisors or representatives (collectively, “Representatives”) to, directly or indirectly, (i) solicit, initiate or take any action to knowingly facilitate or encourage the submission of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, or otherwise knowingly cooperate in any way with, any Third Party, in each case, relating to an Acquisition Proposal or any inquiry, proposal or request that would reasonably be expected to lead to an Acquisition Proposal, (iii) (A) fail to make, withdraw, qualify or modify, or propose publicly to withhold, withdraw, qualify or modify, the Company Board Recommendation (or recommend an Acquisition Proposal), (B) fail to publicly recommend against any publicly disclosed Acquisition Proposal (other than a tender offer or exchange offer) within ten (10) Business Days after Parent so requests in writing, or (C) fail to publicly recommend against any Acquisition Proposal structured as a tender offer or exchange offer within ten (10) Business Days after the commencement thereof or take any public supportive position in connection with a tender or exchange offer (any of the foregoing in this clause (iii), an “Adverse Recommendation Change”), (iv) grant any waiver or amendment or release under any standstill or confidentiality agreement; provided that the foregoing clause (iv) shall not prohibit the Company or any of its Subsidiaries from amending, modifying or granting any waiver or release under any standstill, confidentiality or similar agreement of the Company or any of its Subsidiaries or (v) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal (any such agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal, an “Alternative Acquisition Agreement”) (or announce any intention to do so). Subject to Section 6.02(b), the Company shall, and shall use its reasonable best efforts to cause its Subsidiaries and its and their Representatives to, promptly cease and cause to be terminated any and all existing discussions or negotiations in effect as of the date hereof, if any, with any Third Party and its Representatives with respect to any Acquisition Proposal. The Company shall promptly (and in any event within five (5) Business Days of the date hereof) request that each Third Party that has executed a confidentiality agreement within the 24-month period prior to the date hereof in connection with its consideration of any Acquisition Proposal return or destroy all confidential information pursuant to such confidentiality agreement heretofore furnished to such Person by or on behalf of the Company or any of its Subsidiaries, and the Company shall confirm to Parent the receipt of all certifications of such return or destruction from such other Persons as promptly as practicable after such receipt thereof. The Company shall use its reasonable best efforts to secure all such certifications as promptly as practicable.

(b)       In addition, nothing contained herein shall prevent the Company or the Board of Directors of the Company from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the 1934 Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer) or from making any legally required disclosure to stockholders with regard to the transactions contemplated by this Agreement or an Acquisition Proposal (provided that neither the Company nor its Board of Directors may make an Adverse Recommendation Change) or (ii) issuing a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the 1934 Act.

(c)       The Company shall notify Parent promptly (and in any event within 24 hours) after receipt by the Company (or any of its Representatives) of any Acquisition Proposal, or any request for non-public information relating to the Company or any of its Subsidiaries or for access to the personnel, business, properties, assets, books or records of the Company or any of its Subsidiaries by any Third Party, in each case, that would reasonably be expected to make, or has made, an Acquisition Proposal, which notice shall include the material terms and conditions of any such Acquisition Proposal or request, the identity of the Third Party making such Acquisition Proposal and unredacted copies of the Acquisition Proposal and all related documents (including all financing commitments and other documents relating to any financing), and if such Acquisition Proposal or any portion thereof was not provided in writing, a summary of the material terms and conditions thereof.

(d)       Any breach of this Section 6.02 by any director, officer or Representative of the Company or any of its Subsidiaries will be deemed to be a breach of this Agreement by the Company.

Section 6.03. Written Consent. Immediately after the execution of this Agreement, the Company shall take all actions reasonably necessary to submit to, and seek and obtain from, the Majority Stockholder a written consent to approve and adopt this Agreement in the form attached hereto as Exhibit B by no later than one (1) hour after the execution and delivery of this Agreement (the “Written Consent Delivery Time”). Upon receipt of such written consent, duly executed by the Majority Stockholder (the “Written Consent”), the Company shall provide to Parent promptly (and in any event by the Written Consent Delivery Time) a copy of such Written Consent. In connection with the Written Consent, the Company shall take all actions necessary or advisable to comply, and shall comply in all respects, with Section 228 and Section 262 of Delaware Law, and the Company’s certificate of incorporation and bylaws.

Section 6.04. Access to Information. From the date hereof until the earlier to occur of the termination of this Agreement pursuant to Article 10 and the Effective Time and subject to Applicable Law and the Confidentiality Agreement, the Company shall, in each case, solely for purposes of consummating the Merger (including for integration planning) (but without limiting the Company’s obligations under Section 6.02 in respect of an Acquisition Proposal), (i) give to Parent, its counsel, financial advisors, auditors and other authorized representatives, upon reasonable advance notice, reasonable access during normal business hours to the personnel, offices, properties, books and records of the Company and its Subsidiaries, (ii) furnish to Parent, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request (provided that the foregoing shall not require the Company to disclose any information pursuant to this Section 6.04 that relates to the negotiation and execution of this Agreement, including with respect to the consideration or valuation of the Merger or any financial or strategic alternatives thereto, or that relate to any Acquisition Proposal, except as contemplated by Section 6.02) and (iii) instruct its employees, counsel, financial advisors, auditors and other authorized representatives to cooperate reasonably with Parent in its investigation of the Company and its Subsidiaries; provided that any access to the properties of the Company and its Subsidiaries will be subject to the Company’s reasonable security measures and insurance requirements and will not include the right to perform invasive or subsurface testing or any sampling, monitoring or analysis of soil, groundwater, building materials, indoor air, or other environmental media. Any activities pursuant to this Section 6.04 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries. No information or knowledge obtained by Parent in any investigation pursuant to this Section 6.04 shall affect or be deemed to modify any representation or warranty made by the Company hereunder. All requests for information made pursuant to this Section 6.04 shall be directed to an executive officer of the Company or such Person as may be designated by any such executive officer. Nothing in this Section 6.04 shall require the Company to provide any access, or to disclose any information (A) if providing such access or disclosing such information would violate Applicable Law (including antitrust and privacy laws) or any binding agreement entered into prior to the date of this Agreement, or (B) protected by attorney-client privilege or attorney work product doctrine to the extent such privilege or work product cannot be protected by the Company through exercise of its reasonable efforts, (C) that would result in the disclosure of any trade secrets (including source code) of the Company, any of its Subsidiaries or any third Persons or (D) that is reasonably pertinent to any adverse Legal Proceedings between the Company and its Affiliates, on the one hand, and Parent and its Affiliates, on the other hand; provided that the Company shall give notice to Parent of the fact that it is withholding such information or documents and thereafter the Company shall reasonably cooperate with Parent to allow the disclosure of such information (or as much of it as possible) in a manner that would not violate clause (A) or (B). Nothing in this Section 6.04 shall be construed to require the Company, any of its Subsidiaries or any of their respective Representatives to prepare any reports, analyses, appraisals, opinions or other information. Any investigation conducted pursuant to the access contemplated by this Section 6.04 shall be conducted in a manner that does not create a risk of damage or destruction to any property or assets of the Company or its Subsidiaries.

Section 6.05. Financing Cooperation. (a) The Company shall use its reasonable best efforts to, and shall cause its Subsidiaries and its and their respective Representatives to use their reasonable best efforts to provide customary cooperation in connection with the arrangement of any debt financing to fund the transactions contemplated hereby (the “Debt Financing”) as may be reasonably requested by Parent, including: (i) participating in a reasonable number of meetings, due diligence sessions and sessions with prospective financing sources, investors and ratings agencies, in each case, upon reasonable advance notice, during normal business hours, and at mutually agreed times, (ii) cooperating with Parent’s marketing efforts in connection with the Debt Financing, including by assisting with the preparation of materials for rating agency presentations, bank information memoranda and similar documents required in connection with the Debt Financing; provided that, Parent is solely responsible for the content of any pro forma financial statements, synergies, projections or adjustments contained therein other than the content of historical financial information of the Company contained therein, (iii) taking corporate actions reasonably requested by Parent to permit the consummation of the Debt Financing, including executing and delivering any definitive financing documents; provided that no such actions or documents shall be required to be effective prior to the Closing, (iv) furnishing, at least three (3) Business Days prior to the Closing, such documentation and information as is requested in writing by Parent at least 10 days prior to the Closing to the extent required under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and 31 C.F.R. §1010.230, (v) facilitating the termination and payoff of the commitments under the indebtedness set forth on Section 6.05 of the Company Disclosure Schedule (the “Payoff Indebtedness”) at Closing upon or simultaneously with the funding of the Debt Financing and arranging for delivery to Parent of payoff letters, lien terminations and other instruments of discharge in customary form and substance in respect of the Payoff Indebtedness (the “Payoff Letters”) and (vi) furnishing Parent with any pertinent and customary information (including financial information) regarding the Company and its Subsidiaries as may be reasonably requested by Parent in connection with the Debt Financing.

(b)       The Company shall furnish to Parent, as soon as reasonably practicable, (i) the audited consolidated balance sheets of the Company and its Subsidiaries as at the end of, and related statements of income and cash flows of the Company and its Subsidiaries for, the most recently completed fiscal year ended at least 60 days prior to the Closing Date and (ii) the unaudited consolidated balance sheet of the Company and its Subsidiaries as at the end of, and related statements of income and cash flows of the Company and its Subsidiaries for, each subsequent fiscal quarter (other than the fourth fiscal quarter of any fiscal year) of the Company and its Subsidiaries subsequent to the last fiscal year for which financial statements were delivered pursuant to the preceding clause (a) and ended at least 45 days before the Closing Date (in the case of this clause (b), without footnotes), in each case of clauses (i) and (ii), prepared in accordance with GAAP. The Company shall use reasonable best efforts to furnish to Parent promptly after Parent’s written request therefore, to the extent reasonably required in connection with the Debt Financing, (i) other Company information of the type required by Regulation S-X or Regulation S-K under the 1933 Act in connection with a registered offering of securities by Parent and other information of the type customarily included in (A) a bank information memorandum of Parent and (B) a registered offering of Parent debt securities by Regulation S-X and Regulation S-K under the 1933 Act (which, for the avoidance of doubt, shall not include Company financial statements or information required by Rules 3-09, 3-10 or 3-16 of Regulation S-X or Compensation Discussion and Analysis required by Regulation S-X Item 402(b), but would include customary disclosure of certain guarantor and non-guarantor information), and (ii) Company information of the type and form that are customarily included in a private placement of Parent debt securities pursuant to Rule 144A promulgated under the 1933 Act. Solely as required by the terms of the Debt Financing, the Company shall assist Parent in securing the customary cooperation of the independent accountants of the Company and its Subsidiaries.

(c)       The Company hereby consents, on behalf of itself and its Subsidiaries, to the use of the Company’s and its Subsidiaries’ logos in connection with the Debt Financing; provided that such logos are used in a manner that is not intended or likely to harm or disparage the Company’s or its Subsidiaries’ reputation or goodwill.

(d)       Notwithstanding the foregoing or anything else in this Agreement to the contrary, in no event shall “reasonable best efforts” of the Company, its Subsidiaries or their respective officers, directors, employees, agents, attorneys, accountants and advisors be deemed to construe to require such Persons to and such Persons shall not be required to, (i) take any action to the extent it would unreasonably interfere with the business or operations of the Company or any of its Subsidiaries, (ii) pay any fee or reimburse any expense in connection with the Debt Financing unless and until the Closing occurs, (iii) pass resolutions or consents to approve or authorize the Debt Financing or the execution and delivery of the definitive documentation related thereto or require the board of directors (or any similar governing body) to take any action or cause any of its representatives to waive or amend any terms of this Agreement or to approve the execution or delivery of any document or certificate in connection with the Debt Financing, in each case that is not contingent on, or that would be effective prior to, the occurrence of the Closing, (iv) take any action that will conflict with or violate their formation or organizational documents or result in the contravention of, or would reasonably be expected to result in a violation or breach of, or default under, any law or material agreement in any material respect (in each case prior to the Closing), (v) take any action that could reasonably be expected to result in any officer, director, employee, agent, attorney, accountant or advisor of the Company or any of its Subsidiaries incurring personal liability (as opposed to liability in his or her capacity as an officer of such Person) with respect to any matters related to the Debt Financing, (vi) take any action that could reasonably be expected to cause any condition to Closing set forth in this Agreement to fail to be satisfied or otherwise cause any breach of this Agreement that would provide Parent the right to terminate this Agreement (unless, in each case, waived in advance by Parent), (vii) incur any liability under the Debt Financing prior to the Closing Date or (viii) cause the delivery of any legal opinions, any authorization letters or any certificate (including as to solvency or beneficial ownership) by the Company or its Subsidiaries (except customary documents in connection with the termination and payoff of the Payoff Indebtedness).

(e)       Parent shall indemnify and hold harmless the Company, its Subsidiaries or any of their respective Representatives, directors, officers, employees, representatives and advisors (including legal, financial and accounting advisors) from and against any and all losses, liabilities, costs or expenses suffered or incurred by them in connection with the arrangement of the Debt Financing and any cooperation efforts set forth herein, except to the extent such losses, liabilities, costs or expenses arise from breach of this Agreement or result from the gross negligence, bad faith or willful misconduct of the foregoing. Upon the written request of the Company after the earlier of the Closing or the valid termination of this Agreement in accordance with its terms for any reason, Parent shall promptly reimburse the Company for all reasonable and documented out-of-pocket costs or expenses incurred by the Company and its Subsidiaries in connection with cooperation provided for in this Section 6.05.

(f)       Parent and its Representatives shall not allege that the Company, its Subsidiaries, or their respective Representatives is or has not been in compliance with this Section 6.05 for purposes of the condition set forth in Section 9.02(b) unless and until Parent provides written notice of the alleged failure to comply specifying in reasonable detail specific steps to cure such alleged failure, which failure to comply has not been cured within five (5) Business Days from receipt of such written notice. Notwithstanding anything to the contrary contained in this Agreement, the condition set forth in Section 9.02(b), as it applies to the Company’s, its Subsidiaries’ and their Representatives’ obligations under this Section 6.05, shall be deemed satisfied if the Company’s, its Subsidiaries’ or their Representatives’ breach(es), if any, of their respective obligations under this Section 6.05 did not cause the failure of Parent to obtain the Debt Financing.

(g)       For the avoidance of doubt and notwithstanding anything to the contrary in this Agreement, each of Parent and Merger Sub acknowledges and agrees that its obligation to consummate the transactions contemplated by this Agreement on the terms and subject to the conditions set forth herein are not conditioned upon the availability or consummation of the Debt Financing or any other debt financing, the availability of any alternate debt financing, the availability of any equity financing or receipt of the proceeds therefrom.

Section 6.06. Reporting. From the date hereof until the earlier of the Closing and the termination of this Agreement, the Company shall provide Parent with a statement, together with any other information reasonably requested by Parent (provided that the production of such other information shall be in accordance with Section 6.04), on or before the 15th day of each month (or by such other date as may be mutually agreed between the Company and Parent), setting forth (i) the rate of retention of existing clients of the Company and its Subsidiaries, (ii) the number of new clients of the Company and its Subsidiaries, (iii) the rate of retention of the existing sales force of the Company and its Subsidiaries and (iv) any reduction in the number of the top quartile performing sales professionals of the Company and its Subsidiaries as of the date of this Agreement, in each case, for the preceding month (including the month in which the Closing occurs and, in such case, the Company shall provide such statement immediately prior to the Closing). For the avoidance of doubt, the statements and information provided to Parent shall not contain any client-specific information or information regarding individual salespeople.

Section 6.07. Transfer Taxes. Except as otherwise provided in Section 2.03(c), all transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees imposed on the Company with respect to the transfer of shares of Company Stock pursuant to the Merger shall be borne by the Surviving Corporation and expressly shall not be a liability of the stockholders of the Company; provided that the Surviving Corporation shall not be liable for such Taxes to the extent such Taxes are imposed on a stockholder of the Company.

Article 7
Covenants of Parent

Parent agrees that:

Section 7.01. Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 7.02. Director and Officer Liability. Parent shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to do the following:

(a)       For six years after the Effective Time, Parent shall cause the Surviving Corporation to indemnify and hold harmless the present and former officers and directors (and any person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time) of the Company and its Subsidiaries (each, an “Indemnified Person”) from and against any losses, damages, liabilities, costs, expenses (including attorneys’ fees), judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) in respect of the Indemnified Persons’ having served in such capacity or any acts or omissions occurring at or prior to the Effective Time, in each case, to the fullest extent permitted by Delaware Law or any other Applicable Law, and in all cases, to the extent provided under the Company’s certificate of incorporation and bylaws or the comparable organizational documents of any of the Subsidiaries of the Company in effect on the date hereof. If any Indemnified Person is made party to any claim, action, suit, proceeding or investigation arising out of or relating to matters that would be indemnifiable pursuant to the immediately preceding sentence, Parent shall cause the Surviving Corporation to advance fees, costs and expenses (including attorneys’ fees and disbursements) as incurred by such Indemnified Person in connection with and prior to the final disposition of such claim, action, suit, proceeding or investigation, to the maximum extent permitted under the Company’s certificate of incorporation and bylaws in effect on the date hereof; provided that such indemnification shall be subject to any limitation imposed from time to time under Applicable Law.

(b)       For six years after the Effective Time, Parent shall cause to be maintained in effect provisions in the Surviving Corporation’s certificate of incorporation and bylaws or the comparable organizational documents of any of the Subsidiaries of the Surviving Corporation (or in such documents of any successor to the business of the Surviving Corporation or any of its Subsidiaries) regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement. During such six (6)-year period, such provisions may not be repealed, amended or otherwise modified in any manner except as required by Applicable Law.

(c)       From and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to honor and comply with their respective obligations under any indemnification agreement with any Indemnified Person, and not amend, repeal or otherwise modify any such agreement in any manner that would adversely affect any right of any Indemnified Person thereunder.

(d)       Prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies, (ii) the professional liability coverage of the Company’s existing errors and omissions insurance policies, (iii) the employment practices liability coverage of the Company’s existing employment practices liability insurance policies and (iv) the cyber liability coverage of the Company’s existing cyber insurance policies (collectively, the “Tail Insurance Policies”), in each case, (A) for a claims reporting or discovery period of at least six years (in the case of liability coverage under clauses (ii) and (iv), three years) from and after the Effective Time with respect to any claim related to any period or time at or prior to the Effective Time, (B) from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to the Tail Insurance Policies and (C) with terms, conditions, retentions and limits of liability that are no less favorable (in the aggregate) than the coverage provided under the Company’s existing policies (that are provided to Parent prior to the date hereof) with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against an Indemnified Person by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided that the Company shall give Parent a reasonable opportunity to participate in the selection of such tail policy and the Company shall give reasonable and good faith consideration to any comments made by Parent with respect thereto. If the Company or the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall continue to maintain in effect, for a period of at least six years (in the case of liability coverage under the Company’s existing errors and omissions insurance policies and cyber insurance policies, three years) from and after the Effective Time, the Tail Insurance Policies in place as of the date hereof with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to the Tail Insurance Policies with terms, conditions, retentions and limits of liability that are no less favorable (in the aggregate) than the coverage provided under the Company’s existing policies as of the date hereof, or the Surviving Corporation shall purchase from the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to the Tail Insurance Policies comparable policies for such six-year period with terms, conditions, retentions and limits of liability that are no less favorable (in the aggregate) than as provided in the Company’s existing policies as of the date hereof; provided that in no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 250% of the amount per annum the Company paid in its last full fiscal year, which amount is set forth in Section 7.02(c) of the Company Disclosure Schedule; provided, further, that if the aggregate premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(e)       If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.02.

(f)       The rights of each Indemnified Person under this Section 7.02 shall be in addition to any rights such Person may have under the certificate of incorporation or bylaws of the Company or any of its Subsidiaries, or under Delaware Law or any other Applicable Law or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.

Section 7.03. Employee Matters.

(a)       With respect to each employee of the Company or its Subsidiaries who is employed by the Company or any of its Subsidiaries as of immediately prior to the Effective Time (“Company Employees”), Parent shall, or shall cause the Surviving Corporation to, provide to each such Company Employee (i) base salary or wage level for a period of not less than twelve (12) months following the Closing (or, if earlier, the termination of the applicable Company Employee’s employment with Parent, the Surviving Corporation and their Affiliates) that is no less favorable than the base salary or wage level provided to such Company Employee immediately prior to the Effective Time, (ii) severance payments and benefits, in the event the employment of such Company Employee terminates at any time during the twelve (12) months following the Closing, that are no less favorable than the severance payments and benefits such Company Employee would be eligible to receive pursuant to the applicable Employee Plans in effect as of immediately prior to the Effective Time if such termination occurred immediately prior to the Effective Time and (iii) other employee benefits (excluding any change in control, transaction or retention payments or benefits, non-qualified deferred compensation benefits, equity or equity-based compensation, defined benefit pension benefits or retiree health or welfare benefits (the “Excluded Benefits”)) for the period commencing at the Effective Time and ending on December 31, 2025 (or, if earlier, the termination of applicable Company Employee’s employment with Parent, the Surviving Corporation and their Affiliates) that are substantially similar, in the aggregate, to the employee benefits that such Company Employee was entitled to receive immediately prior to the Effective Time (excluding the Excluded Benefits). In addition, for a period of not less than twelve (12) months following the Closing (or, if earlier, the termination of the applicable Company Employee’s employment with Parent, the Surviving Corporation and their Affiliates), Parent shall not and shall cause the Surviving Corporation and its Subsidiaries not to change any Company Employee’s principal location of employment by more the thirty-five (35) miles from the Company Employee’s principal place of business as of immediately prior to the Effective Time; provided that a Company Employee may be required to commute to an office of the Company within thirty-five (35) miles from the Company Employee’s principal place of residence.

(b)       If the Effective Time occurs on or prior to July 31, 2025, then the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to):

(i)       to the extent not yet paid as of the Effective Time, pay to each Company Employee who remains employed with Parent, the Surviving Corporation or their respective Affiliates through the end of such fiscal year or whose employment earlier terminates due to a Qualifying Termination (as defined below), at the same time or times that the Company typically pays annual bonuses, a bonus for such fiscal year (the “FY25 Annual Bonus”) that is equal to the FY25 Annual Bonus that such Company Employee is entitled to receive under the applicable Employee Plan based on actual level of achievement of the applicable performance criteria for such fiscal year as of the Effective Time (as determined in good faith by the Compensation and Benefits Committee of the Board of Directors of the Company and communicated to Parent) and extrapolated to the end of such fiscal year. “Qualifying Termination” with respect to any Company Employee means a termination of such Company Employee’s employment by Parent, the Surviving Corporation or their respective Affiliates without “Cause” or by such Company Employee with “Good Reason” (as each term is defined in Section 7.03(b) of the Company Disclosure Schedule); and

(ii)       for the period through the end of Parent’s 2026 fiscal year, provide to each Company Employee a pro-rated target annual bonus opportunity for such fiscal year (A) no less favorable than the target annual bonus opportunity provided to such Company Employee immediately prior to the Effective Time (similarly pro-rated) and (B) under an annual bonus plan substantially similar to that applicable to similarly situated employees of Parent and its Affiliates.

(c)       If the Effective Time occurs after July 31, 2025, then the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to):

(i)       to the extent not yet paid as of the Effective Time, pay to each Company Employee who remains employed with Parent, the Surviving Corporation or their respective Affiliates through the end of the Company’s fiscal year ending June 30, 2025 or whose employment earlier terminates due to a Qualifying Termination, the FY25 Annual Bonus as set forth in Section 7.03(b)(i) above; and

(ii)       continue to maintain the Company’s annual bonus program for Company Employees with respect to its fiscal year ending June 30, 2026 on the terms as in effect immediately prior to the Effective Time.

(d)       With respect to any employee benefit plan maintained by Parent, the Surviving Corporation or any of their Affiliates (the “Parent Plans”), for purposes of eligibility to participate, entitlement to benefits and vesting (except with respect to any equity or equity-based awards), each Company Employee’s service with the Company or any of its Subsidiaries prior to the Effective Time (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the such predecessor employer is recognized by the Company or such Subsidiary under the comparable Employee Plans) shall be treated as service with Parent, the Surviving Corporation or their Affiliates, as applicable; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits.

(e)       Parent shall use commercially reasonable efforts to waive, or shall cause the Surviving Corporation or any of its Affiliates to use commercially reasonable efforts to waive, any pre-existing condition limitations, exclusions, actively-at-work requirements, waiting periods evidence of insurability or similar limitations, under any Parent Plans in which any Company Employee (or the dependents of any eligible employee) will be eligible to participate from and after the Effective Time. Parent shall use reasonable best efforts to recognize or credit, or shall cause the Surviving Corporation or any of its Affiliates to use reasonable best efforts to recognize or credit, any deductible, co-insurance, maximum out of pocket expenses or other payments incurred by each Company Employee (and his or her eligible dependents) under any applicable Employee Plan occurs for purposes of satisfying such year’s deductible, co-payment limitations and out-of-pocket maximums under the relevant welfare benefit plans, including the Parent Plans and Employee Plans, in which such Company Employee will be eligible to participate from and after the Effective Time.

(f)       If requested by Parent at least ten (10) days prior to the Effective Time, the Company shall adopt, or shall cause its applicable Subsidiary to adopt, resolutions of its Board of Directors or similar governing body terminating any Employee Plan that contains a qualified cash or deferred arrangement under Section 401(k) of the Code (the “Company 401(k) Plan”) effective at least one (1) day prior to the day on which the Effective Time occurs (contingent on the occurrence of the Effective Time). Such resolutions executed in connection with the implementation of this Section 7.03(f) shall be subject to Parent’s reasonable prior review and approval, which will not be unreasonably withheld, conditioned or delayed. To the extent the Company 401(k) Plan is terminated prior to the Effective Time pursuant to this Section 7.02(f), Parent shall establish or make available to Company Employees a Parent Plan that is a replacement 401(k) plan effective as of the Effective Time and shall cause such Parent Plan to accept rollovers of account balances (including outstanding plan loans) of Company Employees from the Company 401(k) Plan, at the Company Employee’s election.

(g)       The Parties hereto acknowledge and agree that all provisions contained in this Section 7.02 with respect to Company Employees are included for the sole benefit of the respective parties and, without limiting the generality of Section 11.06, shall not create any right (i) in any other Person, including any employee, officer, independent contractor, former employee or any participant or any beneficiary thereof in any Employee Plan or Parent Plan, or (ii) to continued employment with the Company, Parent, Surviving Corporation, or any of their Subsidiaries. After the Effective Time, nothing contained in this Section 7.02 is intended to be or shall be considered to be an amendment or adoption of any plan, program, agreement, arrangement or policy of Parent or Surviving Corporation nor shall it interfere with Parent’s, or any of its Subsidiaries’, right to amend, modify or terminate any Employee Plan in accordance with its terms or to terminate the employment of any employee of Parent or its Subsidiaries for any reason.

Article 8
Covenants of Parent and the Company

The Parties hereto agree that:

Section 8.01. Reasonable Best Efforts. (a) Subject to the terms and conditions of this Agreement, the Company and Parent shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated by this Agreement as soon as reasonably practicable, and in any case prior to the End Date, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, other than filings under Money Transmission Laws, which shall be governed by the obligations set forth in Section 8.02 below, (ii) substantially complying with any request for additional information and documentary material issued by a Governmental Authority as soon as reasonably practicable, and (iii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement; provided that the Parties hereto understand and agree that the reasonable best efforts of Parent shall not require Parent to (A) sell, license or otherwise dispose of, or hold separate or agree to sell, license or otherwise dispose of, any entities, assets, business or facilities of the Company, Parent or any of their respective Affiliates, (B) terminate, extend, amend or assign existing relationships, ventures, contractual rights or contractual obligations or other arrangements of the Company, Parent or any of their respective Affiliates, (C) amend, assign or terminate existing licenses or other contractual obligations or enter into such new licenses or other contractual obligation, (D) establish or create any relationships or contractual rights or contractual obligations of the Company, Parent or any of their respective Affiliates, (E) effectuate any other change or restructuring of the Company, Parent or any of their respective Affiliates or, in each case, to enter into contractual obligations or stipulate to the entry of an order with a Governmental Authority or file appropriate applications with the U.S. Federal Trade Commission, U.S. Department of Justice or other Governmental Authority, (F) otherwise take or commit to take any actions that before or after the Closing that would limit Parent’s or any of its Affiliates’ or the Company’s freedom of action with respect to, or ability to retain, one or more of its or its Affiliates’ businesses, product lines, licenses, operations, assets or interests therein, or Parent’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to interests in the Company and the indirect interests in the Company, (G) litigate, defend, contest or otherwise resist any administrative or judicial action or order issued by a Governmental Authority, including any proceeding seeking a temporary restraining order or preliminary injunction, by any Governmental Authority or private party, challenging any of the transactions contemplated by this Agreement as violative of any antitrust laws or other Applicable Law, (H) pay any sums or concede anything of value or (I) seek prior approval from any Governmental Authority for any future transaction; provided, further, that if requested by Parent (in its sole and absolute discretion), the Company shall become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or order with a Governmental Authority, so long as such requirement, condition, limitation, understanding, agreement or order is only binding after the Closing (in the event the Closing occurs).

(b)       In furtherance and not in limitation of the foregoing, each of Parent and the Company shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within 10 Business Days of the date hereof and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to use their reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable.

(c)       Each of the Company and Parent shall (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority by any Person in connection with the transactions contemplated by this Agreement, and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the transactions contemplated by this Agreement, including any proceeding initiated by a private party, including furnishing to the other Party such necessary information and reasonable assistance as the other Party may request in connection with its preparation of any filing or submission which is necessary under the HSR Act or any other Applicable Laws, (ii) give the other Party reasonable prior notice of any such filings or submissions and of any communication with, and any inquiries or requests for additional information from any Governmental Authority regarding the Merger or any of the other transactions contemplated by this Agreement, and permit the other Party to review and discuss in advance, and consider in good faith the views of, and secure the participation of, the other Party in connection with, any such filings, submissions, communications, inquiries or requests, (iii) unless prohibited by Applicable Law or by the applicable Governmental Authority, and to the extent reasonably practicable, (A) not participate in or attend any meeting, or engage in any substantive conversation, with any Governmental Authority in respect of the Merger or any of the other transactions contemplated by this Agreement without the other Party, (B) give the other Party reasonable prior notice of any such meeting or conversation, (C) in the event one Party is prohibited by applicable Law or by the applicable Governmental Authority from participating in or attending any such meeting or engaging in any such conversation, keep such Party apprised with respect thereto and (D) furnish the other Party with copies of all filings, submissions, correspondence and communications (and memoranda setting forth the substance thereof) between it and its affiliates and their respective Representatives, on the one hand, and any Governmental Authority or members of any Governmental Authority’s staff, on the other hand, with respect to this Agreement, the Merger and the other transactions contemplated by this Agreement, (iv) comply with any inquiry or request from a Governmental Authority as promptly as reasonably practicable and (v) consult with one another in connection with any inquiry, hearing, investigation, Legal Proceeding or litigation by, or negotiations with, any Governmental Authority relating to this Agreement, the Merger or any of the other transactions contemplated by this Agreement, including the scheduling of, and strategic planning for, any meetings with any Governmental Authority relating thereto. However, each of the Company, Parent and Merger Sub may reasonably designate any competitively sensitive information provided to any Governmental Authority as restricted to “outside counsel only” and any such information shall not be shared with employees, officers or directors or their equivalents of the other Party without approval of the Party providing the commercially sensitive information; provided that each of the Company, Parent and Merger Sub may redact any valuation and related information before sharing any information provided to any Governmental Authority with another Party on an “outside counsel only” basis, and that benefits from legal privilege with the other Parties even on an “outside counsel only” basis, where this would cause such information to cease to benefit from legal privilege.

(d)       To the extent permitted by Applicable Law, each of Parent and the Company shall consult and cooperate with one another, and consider in good faith the views of one another, in connection with proceedings under or relating to the HSR Act or any other Applicable Law. Parent and the Company shall cooperate fully with one another in connection with making all such filings and responses; provided that Parent shall, after considering the Company's views and suggestions in good faith and consistent with Parent's other obligations in this Section, have final say with regards to the development of the (i) strategy for obtaining all necessary actions or nonactions, waivers, consents, clearances, approvals and expirations or terminations of waiting periods so as to enable Closing to occur prior to the End Date, (ii) response to any request from, inquiry by, or investigation by (including, subject to the last sentence of this Section 8.01(d), the timing, nature and substance of all such responses) any Governmental Authority with respect to the Merger and the other transactions contemplated by this Agreement and (iii) strategy for the defense and settlement of any action brought by or before any Governmental Authority that has authority to enforce the Applicable Law. In furtherance thereof, and subject to Applicable Law, the Company and its Subsidiaries shall not settle or compromise or offer to settle or compromise any request, inquiry, investigation or other action by a Governmental Authority with respect to the Merger or the transactions contemplated hereby without the prior written consent of Parent (which may be withheld or given in its sole discretion). Notwithstanding anything to the contrary in this Agreement, no Party shall extend any waiting period under the HSR Act (including by withdrawing and refiling its filing under the HSR Act) or any other Applicable Law or enter into any agreement with any Governmental Authority to delay, or otherwise not to consummate as promptly as practicable, the Merger or the transactions contemplated by this Agreement except with the prior written consent of the other Party (such not to be unreasonably withheld).

(e)       All filing fees incurred by the Company or Parent or any of their respective Affiliates in connection with submission of the filings contemplated by this Section 8.01 with the relevant Governmental Authorities shall be borne 50% by the Company and 50% by Parent.

Section 8.02. Certain Other Filings.

(a)       Information Statement. In the event the Written Consent is delivered to Parent by the Written Consent Delivery Time or is delivered to Parent after the Written Consent Delivery Time and Parent has not yet terminated this Agreement pursuant to Section 10.01(c)(ii):

(i)       The Company shall, with the assistance of Parent, prepare and file with the SEC, as promptly as practicable after the date of this Agreement and in any event within 20 Business Days of the date of this Agreement, the Information Statement.

(ii)       The Company and Parent shall cooperate with one another (A) in connection with the preparation of the Information Statement, and (B) in taking such actions or making any such filings, furnishing information required in connection therewith or with the Information Statement.

(iii)       Parent and its counsel shall be given a reasonable opportunity to review and comment on the Information Statement (or any amendment or supplement thereto) each time before it is filed with the SEC or disseminated to the stockholders of the Company, and the Company shall give reasonable and good faith consideration to any comments made by Parent and its counsel. The Company shall promptly provide Parent and its counsel with (A) any comments or other communications, whether written or oral, between the Company or its counsel and the SEC or its staff with respect to the Information Statement (or any amendment or supplement thereto) promptly after receipt of those comments or other communications and (B) a reasonable opportunity to participate in the Company’s response to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given by the Company). Parent shall furnish to the Company the information relating to it required by the 1934 Act and the rules and regulations promulgated thereunder to be set forth in the Information Statement. The Company shall use its reasonable best efforts to resolve all SEC comments with respect to the Information Statement as promptly as practicable after receipt thereof. The Company shall cause the Information Statement to be mailed to holders of Company Stock as of the date the Written Consent is effective promptly (but in any event no more than five (5) Business Days) after the later of (x) the tenth day after the Information Statement is filed with the SEC if the SEC has not informed the Company that it will review the Information Statement and (y) confirmation by the SEC that the SEC has no further comments on the Information Statement.

(iv)       If at any time prior to the Closing any information relating to the Company or Parent, or any of their respective Affiliates, should be discovered by a Party, which information should be set forth in an amendment or supplement to the Information Statement, the Party that discovers such information shall promptly notify the other Party and the Company shall prepare (with the assistance of Parent) and mail to its stockholders such an amendment or supplement, in each case, to the extent required by Applicable Law. Each of the Company, Parent and Merger Sub agrees to promptly (A) correct any information provided by it specifically for use in the Information Statement if and to the extent that such information shall have become false or misleading in any material respect and (B) supplement the information provided by it specifically for use in the Information Statement to include any information that shall become necessary in order to make the statements in the Information Statement, in light of the circumstances under which they were made, not misleading. The Company further agrees to cause the Information Statement as so corrected or supplemented promptly to be filed with the SEC and to be disseminated to its stockholders, in each case as and to the extent required by Applicable Law.

(b)       Filings Under Money Transmission Laws.

(i)       Section 4.03(d)(i) of the Company Disclosure Schedule sets forth each of the money transmission licenses, and each of the required notifications and approvals required pursuant to the Money Transmission Laws (the “Money Transmission Law Approvals”), as well as each of the pending applications submitted by the Company or its Subsidiaries to any jurisdictions under the Money Transmission Laws. Subject to Section 8.01(d), each of Parent and Merger Sub shall (and shall cause their respective Affiliates to, if applicable), on the one hand, and the Company (and its Affiliates, if applicable), on the other hand, shall: (A) (1) submit, within ten (10) Business Days of the date of this Agreement, a notification with respect to the Merger as required in connection with obtaining the Money Transmission Law Approvals and (2) submit within fifteen (15) Business Days of the date of this Agreement any required additional information and materials required under the Money Transmission Laws to request approval for, or otherwise apply for, applicable Money Transmission Law Approvals to the appropriate Governmental Authority; provided, however, that Parent and the Company may mutually agree to postpone the submission of such materials and information with respect to any jurisdiction, (B) promptly provide all required notifications, and make all necessary filings, and thereafter make any other required submissions, to obtain the Money Transmission Law Approvals, (C) cooperate and coordinate (and shall cause its respective Affiliates to cooperate and coordinate) with the other in the making of such filings, including by (x) timely providing to the other Party required and requested information for preparation of each of the state-required notices and applications for a change of control for each jurisdiction in which the Company holds a money transmission license, and (y) timely addressing supplemental requests for information and documents from Governmental Authorities in connection with such filings, and (D) take (and cause their Affiliates to take) all actions necessary, proper or advisable to obtain all clearances, consents, approvals, waivers, actions, non-actions and other authorizations pursuant to any Money Transmission Laws necessary to consummate the Merger and the transactions contemplated by this Agreement.

(ii)       Without limiting or otherwise modifying any of its obligations set forth elsewhere in this Section 8.02, except as otherwise expressly provided herein, the Company and Parent and Merger Sub shall promptly inform each other of any communication from any Governmental Authority (including in the case of the Company, any communication directed to the Parent and Merger Sub and including in the case of Parent and Merger Sub, any communication directed to the Company) made in connection with Money Transmission Laws regarding this Agreement or the other transactions contemplated hereby or thereby and consult and cooperate with one another.

(iii)       Subject to Section 8.01(d), if any Money Transmission Law Approval cannot be obtained within 90 days of the date of this Agreement, prior to such date, the Company and Parent will identify in good faith possible alternatives that eliminate the need to obtain any such Money Transmission Law Approval that has not yet been obtained in a particular jurisdiction, including: (x) to the extent feasible under applicable Money Transmission Laws, surrendering the Company’s money transmission license under the Money Transmission Laws in such jurisdiction prior to Closing or (y) solely to the extent the actions set forth in clause (x) are not feasible under applicable Money Transmission Laws, obtaining verbal or written assurances reasonably acceptable to Parent from the applicable Governmental Authority that its consent is forthcoming and no material and adverse action related to the failure to obtain such consent will be taken against either the Company or Parent in connection with the continued conduct of the operations of the Company in the applicable jurisdiction notwithstanding the pendency of any such Money Transmission Law Approval.

Section 8.03. Public Announcements. Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such other public statement or schedule any such press conference or conference call before such consultation; provided that (a) the restrictions set forth in this Section 8.03 shall not apply to any press release or public statement as a Party may reasonably conclude may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, or any press release or public statement made in connection with any dispute between the Parties regarding this Agreement or the Merger, and (b) a Party may make oral or written public announcements, releases or statements without complying with the foregoing requirements if the substance of such announcements, releases or statements was previously publicly disclosed in accordance with the foregoing requirements. Notwithstanding the foregoing and subject to clause (a) of the foregoing proviso, the issuance of any press release or public communication by the Company or any of its Subsidiaries (including any broad-based communication by the Company and its Subsidiaries to their respective employees) with respect to this Agreement or the transactions contemplated hereby shall require the prior written approval of Parent (which approval shall not be unreasonably withheld, conditioned or delayed).

Section 8.04. Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 8.05. Notices of Certain Events. Each of the Company and Parent shall promptly notify the other of:

(a)       any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b)       any written notice or other written communication from any Governmental Authority in connection with the transactions contemplated by this Agreement (other than such communications contemplated in Section 8.01 and Section 8.02, which shall be governed by each such Section); and

(c)       any Legal Proceedings or potential claims commenced or, to its knowledge, threatened in writing against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that make allegations that, if true, would reasonably be expected to result in a material liability to such Party or that relate to the consummation of the transactions contemplated by this Agreement;

provided that the delivery of any notice pursuant to this Section 8.05 shall not limit or otherwise affect the remedies available hereunder to the Party receiving such notice.

Section 8.06. Confidentiality. Prior to the Effective Time and after any termination of this Agreement, each of Parent and the Company shall hold, and shall use its best efforts to cause its officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold, in confidence, unless compelled to disclose by Applicable Law, all confidential documents and information concerning the other Party furnished to it or its Affiliates in connection with the transactions contemplated by this Agreement by the other Party or its Representatives, except to the extent that such information can be shown to have been (i) previously known on a nonconfidential basis by such Party, (ii) in the public domain through no fault of such Party or (iii) later lawfully acquired by such Party from sources other than the other Party (provided that the acquiring Party had no reason to believe that the source of such information owed an obligation of confidence to such other Party in respect of such information); provided that each of Parent and the Company may disclose such information to its officers, directors, employees, accountants, counsel, consultants, advisors and agents on a need-to-know basis in connection with the transactions contemplated by this Agreement so long as such Party informs such Persons of the confidential nature of such information and directs them to treat it confidentially. Each of Parent and the Company shall satisfy its obligation to hold any such information in confidence if it exercises the same care with respect to such information as it would take to preserve the confidentiality of its own similar information. If this Agreement is terminated, each of Parent and the Company shall, and shall use its reasonable best efforts to cause its officers, directors, employees, accountants, counsel, consultants, advisors and agents to, destroy or deliver to the other Party, upon request and at the recipient Party’s option, all documents and other materials, and all copies thereof, that it or its Affiliates obtained, or that were obtained on their behalf, from the other Party in connection with this Agreement and that are subject to such confidence. All non-public or other confidential information regarding the Company or its Affiliates obtained by Parent or its Representatives in connection with this Agreement shall be held confidential in accordance with the Confidentiality Agreement.

Section 8.07. Section 16 Matters. Prior to the Effective Time, each Party shall take all such steps as may be required to cause any dispositions of Company Stock (including derivative securities with respect to Company Stock) or acquisitions of Parent Stock (including derivative securities with respect to Parent Stock) resulting from the transactions contemplated by Article 2 of this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to the Company and will become subject to such reporting requirements with respect to Parent to be exempt under Rule 16b-3 promulgated under the 1934 Act.

Section 8.08. Litigation and Proceedings. Prior to the earlier of the Effective Time or the valid termination of this Agreement, the Company shall control the defense or settlement of any litigation or other Legal Proceedings (other than any litigation or other Legal Proceeding in connection with or arising out of or otherwise related to a demand for dissenters’ rights under Applicable Law which shall be governed by Section 2.05) brought by a stockholder of the Company against the Company or any of its directors relating to this Agreement or the transactions contemplated by this Agreement (whether directly or on behalf of the Company or its Subsidiaries or otherwise); provided that the Company shall give Parent prompt written notice of any such litigation or other Legal Proceedings (including by providing copies of all pleadings with respect thereto) and a reasonable opportunity to participate, at Parent’s expense, in such litigation or other Legal Proceedings; provided, further, that the Company agrees that it shall consult with Parent with respect to the defense, settlement and prosecution of any such litigation or other Legal Proceedings and shall not settle any such litigation or other Legal Proceedings without the prior written consent of Parent, which shall not be unreasonably withheld, delayed or conditioned (except that no prior written consent is required to the extent the settlement is fully covered by the Company’s insurance policies). For purposes of this Section 8.08, “participate” means that Parent will be kept apprised of proposed strategy and other significant decisions with respect to the litigation or other Legal Proceedings by the Company (in a manner designed not to undermine the attorney-client privilege between the Company and its counsel), and Parent may offer comments or suggestions with respect to such litigation or other Legal Proceedings (which the Company shall consider in good faith) but will not be afforded any decision-making power or other authority over such litigation or other Legal Proceedings except for the settlement or compromise consent set forth in the preceding sentence.

Section 8.09. Stock Exchange De-listing; 1934 Act Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Laws and rules and policies of NASDAQ to enable the de-listing by the Company of the Company Stock from NASDAQ and the deregistration of the Company Stock under the 1934 Act as promptly as practicable after the Effective Time.

Section 8.10. Resignation. At the written request of Parent, the Company shall cause each director or officer of the Company or any director or officer of any of the Company’s Subsidiaries to resign in such capacity, with such resignations to be effective as of the Effective Time.

Section 8.11. Takeover Statutes. If any Takeover Law shall become applicable to the transactions contemplated hereby, the Company and the Board of Directors of the Company shall grant such approvals and take such actions as are reasonably necessary so that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such Takeover Laws on the transactions contemplated hereby.

Article 9
Conditions to the Merger

Section 9.01. Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction of the following conditions:

(a)       the Company Stockholder Approval shall have been obtained and, if obtained by Written Consent, the definitive Information Statement shall have been mailed to the stockholders of the Company (in accordance with Regulation 14C under the 1934 Act) at least 20 days prior to the Closing;

(b)       no (i) injunction or order issued by any court of competent jurisdiction preventing the consummation of the Merger or (ii) Applicable Law enacted, entered, adopted, enforced or promulgated by any Governmental Authority having jurisdiction over Parent, Merger Sub, the Company, or any of their respective Subsidiaries that, in any case, prohibits or makes illegal the Merger, shall have taken effect after the date hereof and shall still be in effect; and

(c)       the applicable waiting period pursuant to the HSR Act shall have expired or been terminated, and any and all agreements with a Governmental Authority with competent jurisdiction over Parent or the Company pursuant to which the Parties hereto have agreed not to consummate the transactions contemplated by this Agreement until a specified time shall have expired, been terminated or been waived.

Section 9.02. Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction of the following further conditions:

(a)       (i) the representations and warranties of the Company contained in the first two sentences of Section 4.05(a) and the first sentence of Section 4.05(b), in each case, shall be true in all respects (other than any de minimis inaccuracies) at and as of the Effective Time as if made at and as of such time, (ii) the representations and warranties of the Company contained in the first sentence of Section 4.01, Section 4.02, Section 4.04(i), Section 4.05(b) (only to the extent not addressed by in clause (i) of this Section 9.02(a)) and Section 4.23 shall be true in all material respects at and as of the Effective Time as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), (iii) the representations and warranties of the Company contained in Section 4.10(b) shall be true in all respects at and as of the Effective Time as if made at and as of such time, and (iv) the other representations and warranties of the Company contained in Article 4 (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) shall be true at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), with, in the case of this clause (iv) only, only such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(b)       the Company shall not have breached or failed to perform or comply with in all material respects its obligations and covenants under this Agreement contemplated to be performed or complied with prior to the Effective Time;

(c)       since the date of this Agreement, there shall not have occurred any event, occurrence, revelation or development of a state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect;

(d)       the Company shall have delivered to Parent a certificate signed by an executive officer of the Company dated as of the Closing Date certifying that the conditions specified in Section 9.02(a), Section 9.02(b) and Section 9.02(c) have been satisfied;

(e)       the Company shall have delivered to Parent the Payoff Letters;

(f)       each of the Money Transmission Law Approvals shall have been obtained; and

(g)       each consent, approval, waiver, clearance, authorization or permission of a Governmental Authority required under any applicable insurance laws shall have been made, obtained or received (or, as applicable, the waiting periods with respect thereto shall have expired or been terminated).

Section 9.03. Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction of the following further conditions:

(a)       the representations and warranties of Parent contained in Article 5 (disregarding all materiality and Parent Material Adverse Effect qualifications contained therein) shall be true at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), with only such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect;

(b)       Parent shall not have breached or failed to perform or comply with in all material respects its obligations and covenants under this Agreement contemplated to be performed or complied with prior to the Effective Time; and

(c)       Parent shall have delivered to the Company a certificate signed by an executive officer of Parent dated as of the Closing Date certifying that the conditions specified in Section 9.03(a) and Section 9.03(b) have been satisfied.

Article 10
Termination

Section 10.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company):

(a)       by mutual written agreement of the Company and Parent;

(b)       by either the Company or Parent, if:

(i)       the Merger has not been consummated on or before nine (9) months after the date hereof (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any Party whose breach of any provision of this Agreement has been the primary cause of, or primarily resulted in the failure of the Merger to be consummated by such time; or

(ii)       there shall be any permanent injunction or other order issued by a Governmental Authority of competent jurisdiction prohibiting or preventing the consummation of the Merger and such injunction or other order shall have become final and nonappealable; provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(ii) shall not be available to any Party whose breach of any provision of this Agreement is the primary cause of, or primarily resulted in, such injunction or other order.

(c)       by Parent, if:

(i)       a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 9.02(a) or Section 9.02(b) not to be satisfied, and such conditions are incapable of being satisfied by the End Date, or if curable prior to the End Date, the Company shall not have cured such breach before the earlier of (x) the End Date and (y) the date that is thirty (30) calendar days after receipt of written notice thereof from Parent stating Parent’s intention to terminate this Agreement pursuant to Section 10.01(c)(i); provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 10.01(c)(i) if Parent or Merger Sub is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement such that any condition set forth in Section 9.03(a) or Section 9.03(b) would not be satisfied at the time at which Parent would otherwise exercise such termination right; or

(ii)       a copy of the Written Consent shall not have been delivered to the Company and Parent (with a copy to Davis Polk & Wardwell LLP) by the Written Consent Delivery Time;

(d)       by the Company, if:

(i)       a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement shall have occurred that would (if not cured) cause the conditions set forth in Section 9.03(a) or Section 9.03(b) not to be satisfied, and such conditions are incapable of being satisfied by the End Date, or if curable prior to the End Date, Parent or Merger Sub shall not have cured such breach before the earlier of (x) the End Date and (y) the date that is thirty (30) calendar days after receipt of written notice thereof from the Company stating the Company’s intention to terminate this Agreement pursuant to Section 10.01(d)(i); provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 10.01(d)(i) if the Company is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement such that any condition set forth in Section 9.02(a) or Section 9.02(b) would not be satisfied at the time at which the Company would otherwise exercise such termination right.

(e)       The Party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give notice of such termination to the other Party.

Section 10.02. Effect of Termination. If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any Party (or any stockholder, director, officer, employee, agent, consultant or representative of such Party) to the other Party hereto; provided that, such termination shall not relieve any Party from liability for a Willful and Material Breach of this Agreement. The provisions of this Section 10.02 and Sections 8.06, 11.04, 11.07, 11.08 and 11.09 shall survive any termination hereof pursuant to Section 10.01.

Article 11
Miscellaneous

Section 11.01. Notices. All notices, requests and other communications to any Party hereunder shall be in writing (including electronic mail (“e-mail”) transmission, so long as a receipt of such e-mail is requested and received) and shall be given, if to Parent or Merger Sub, to:

Paychex, Inc.
911 Panorama Trail South
Rochester, New York 14625
Attention: Prabha Sipi Bhandari, Chief Legal Officer
E-mail: sbhandari@paychex.com

with a copy to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Attention: Phillip R. Mills
E-mail: phillip.mills@davispolk.com

if to the Company, to:

Paycor HCM, Inc.
4811 Montgomery Road
Cincinnati, Ohio 45212
Attention: Alice Geene, Chief Legal Officer
E-mail: ageene@paycor.com

with a copy to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
Attention: Willard S. Boothby, P.C.
Maggie D. Flores, P.C.
Steven M. Choi
E-mail: willard.boothby@kirkland.com
maggie.flores@kirkland.com
steven.choi@kirkland.com

or to such other address or e-mail address as such Party may hereafter specify for the purpose by notice to the other Parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding business day in the place of receipt.

Section 11.02. Survival of Representations and Warranties. The representations, warranties, covenants and agreements contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time, except for those covenants and agreements that by their terms are to be performed in whole or in part at or after the Closing, including those covenants and agreements set forth in this Article 11.

Section 11.03. Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party to this Agreement or, in the case of a waiver, by each Party against whom the waiver is to be effective; provided that after the Company Stockholder Approval has been obtained there shall be no amendment or waiver that would require the further approval of the stockholders of the Company under Delaware Law without such approval having first been obtained. Each Party hereby waives any statutory and common law remedies, including remedies that may be available under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) and any other Environmental Laws, with respect to matters relating to the transactions contemplated by this Agreement (including with respect to any environmental, health or safety matters).

(b)       No extension, waiver or termination of this Agreement by the Company shall require the approval of the Company’s stockholders unless such approval is required by Applicable Law. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 11.04. Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense.

Section 11.05. Disclosure Schedule. The Parties hereto agree that any reference in a particular Section of either the Company Disclosure Schedule or the Parent Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the relevant Party that are contained in the corresponding Section of this Agreement and (b) any other representations and warranties (or covenants, as applicable) of such Party that are contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations, warranties (or covenants, as applicable) is reasonably apparent on its face. The mere inclusion of an item in either the Company Disclosure Schedule or the Parent Disclosure Schedule as an exception to a representation or warranty (or covenant, as applicable) shall not be deemed an admission to any Third Party that such item represents a material exception or material fact, is not in the ordinary course of business, or that such item has had or would reasonably be expected to have a Company Material Adverse Effect or a Parent Material Adverse Effect, as applicable.

Section 11.06. Binding Effect; Benefit; Assignment. (a) The provisions of this Agreement shall be binding upon and, except as provided in Section 7.01, shall inure to the benefit of the Parties hereto and their respective successors and assigns. Except as provided in Section 7.02, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the Parties hereto and their respective successors and assigns, other than: (i) with respect to the provisions of Section 7.02 which shall inure to the benefit of the Persons or entities benefiting therefrom who are intended to be third-party beneficiaries thereof, (ii) at and after the Effective Time, the rights of the holders of shares of Company Stock to receive the Merger Consideration in accordance with the terms and conditions of this Agreement, and (iii) at and after the Effective Time, the rights of the holders of Company Awards to receive the payments contemplated by the applicable provisions of Section 2.04, in each case, at the Effective Time in accordance with the terms and conditions of this Agreement. The representations and warranties in this Agreement are the product of negotiations among the Parties hereto and are for the sole benefit of the Parties hereto.

(b)       No Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other Party hereto, except that Parent or Merger Sub may, upon prior written notice to the Company, transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to (i) one or more of their Affiliates at any time and (ii) after the Effective Time, to any Person; provided that such transfer or assignment shall not (A) relieve Parent or Merger Sub of its obligations hereunder, (B) enlarge, alter or change any obligation of any other Party hereto or due to Parent or Merger Sub or (C) except for any transfer to a wholly owned domestic Affiliate, impose any Tax liability on any stockholder of the Company to which such stockholder would not be subject in absence of such transfer or assignment.

Section 11.07. Governing Law. This Agreement and all actions, proceedings, causes of action, claims or counterclaims (whether based on contract, tort, statute or otherwise) based upon, arising out of or relating to this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement thereof (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in connection with this Agreement or as an inducement to enter into this Agreement) shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state (or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware.

Section 11.08. Jurisdiction. The Parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any Party or any of its Affiliates or against any Party or any of its Affiliates) shall be brought in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the Parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any Party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each Party agrees that service of process on such Party as provided in Section 11.01 shall be deemed effective service of process on such Party.

Section 11.09. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.10. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Any such counterpart, to the extent delivered by fax or .pdf, .tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed (including by Electronic Delivery) by all of the other Parties hereto. No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense, except to the extent such defense relates to lack of authenticity. Until and unless each Party has received a counterpart hereof signed by the other Party hereto, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 11.11. Entire Agreement. This Agreement (including the Company Disclosure Schedule and the Parent Disclosure Schedule) and the Confidentiality Agreement constitute the entire agreement between the Parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the Parties with respect to the subject matter of this Agreement. Notwithstanding anything in this Agreement to the contrary, the Parties acknowledge and agree that the Company Disclosure Schedule and the Parent Disclosure Schedule are not incorporated by reference into, and shall not be deemed to constitute a part of, this Agreement or the “agreement of merger” for purposes of Section 251 of Delaware Law, but shall have the effects provided in this Agreement. The Confidentiality Agreement will (a) not be superseded, (b) survive any termination of this Agreement and (c) continue in full force and effect until the earlier to occur of the Effective Time and the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto.

Section 11.12. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.13. Specific Performance. The Parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof (and, more specifically, that irreparable damage would occur if (a) any Party fails to take such actions as are required of it hereunder to consummate the Merger or (b) the Merger were not consummated and the Company’s stockholders and holders of Company Awards did not receive the aggregate Merger Consideration in accordance with the terms but subject to the conditions of this Agreement) and that the Parties shall be entitled to an injunction or injunctions to prevent actual or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the Parties’ obligation to consummate the Merger and Parent’s obligation to pay, and the Company’s stockholders’ and holders of Company Awards’ right to receive, the aggregate Merger Consideration pursuant to the Merger, subject, in each case, to the terms and conditions of this Agreement) in any federal court located in the State of Delaware or any Delaware state court, in addition to any other remedy to which they are entitled at law or in equity. The Parties hereto agree not to assert that a remedy of specific performance or other equitable relief is unenforceable, invalid, contrary to law or inequitable for any reason (other than on the grounds that such remedy is sought in violation of the terms hereof), and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. The Parties further waive any requirement for the securing or posting of any bond or proof of actual damages in connection with any such remedy and that such remedy shall be in addition to any other remedy to which a Party is entitled at law or in equity.

Section 11.14. No Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto.

Section 11.15. Debt Financing Sources. Notwithstanding anything herein to the contrary, the Company, on behalf of itself and each Company Related Party, and each of the other parties hereto (a) agrees that, subject to this Section 11.15, it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Debt Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Debt Financing or the performance thereof or the transactions contemplated thereby, in any forum other than exclusively in the Supreme Court of the State of New York, County of New York, sitting in the Borough of Manhattan or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York sitting in the Borough of Manhattan (and appellate courts thereof), (b) submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (c) agrees that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 11.01 shall be effective service of process against it for any such action brought in any such court, (d) irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court and (e) agrees that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, THE COMPANY, ON BEHALF OF ITSELF AND EACH COMPANY RELATED PARTY, AND EACH OTHER PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHTS OF TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGER, THE DEBT FINANCING OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM AGAINST ANY DEBT FINANCING SOURCE. Notwithstanding anything to the contrary contained herein, no Company Related Party (other than Parent and Merger Sub) shall have any rights or claims against any Debt Financing Source in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby, and no Debt Financing Source shall have any rights or claims against any Company Related Party (other than Parent and Merger Sub) in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby, whether at law or equity, in contract, in tort or otherwise; provided that the foregoing will not limit the rights of the parties to the Debt Financing under any commitment letter, engagement letter, fee letter or similar document or any other definitive financing documents related thereto. No Debt Financing Source shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature in any action, proceeding or counterclaim against any Debt Financing Source arising under this Agreement. Notwithstanding anything to the contrary contained herein, this Section 11.15 (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of such Sections) may not be amended, supplemented, waived or otherwise modified in any manner that is adverse in any material respect to the Debt Financing Sources without the prior written consent of the Debt Financing Sources. The Debt Financing Sources shall be express third party beneficiaries of this Section 11.15, which Section shall expressly inure to the benefit of the Debt Financing Sources and the Debt Financing Sources shall be entitled to rely on and enforce the provisions of such Section. For purposes of this Section 11.15, “Company Related Party” shall mean the Company and its affiliates and its affiliates’ stockholders, partners, members, officers, directors, employees, controlling persons, agents and representatives.

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IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

PAYCOR HCM, INC.

By:	/s/ Raul Villarreal Jr.
	Name:	Raul Villarreal Jr.
	Title:	Chief Executive Officer

PAYCHEX, INC.

By:	/s/ John B. Gibson Jr.
	Name:	John B. Gibson Jr.
	Title:	President and Chief Executive Officer

SKYLINE MERGER SUB, INC.

By:	/s/ Thomas J. Hammond
	Name:	Thomas J. Hammond
	Title:	President

[Signature Page to Merger Agreement]